Exhibit 99.1

Material Information

2018 results

On the path of profitable and sustainable growth

Net Income COP Tn

The highest of the past five years

5.73
2014
2015
-3.99
1.57
2016
6.62
2017
11.56
2018

Ebitda / Ebitda Margin

The highest in history

Ebitda COP Tn
% Ebitda margin
37%
35%
38%
42%
45%
24.5
18.1
18.0
23.1
30.8
2014
2015
2016
2017
2018

Exploration

- Strategic access to Brazilian Pre-Salt and Gulf of Mexico
- Strengthening the International Portfolio

Midstream

- Continuous efficiency and contribution to BG EBITDA
- San Fernando - Apiay System and P135 came into operation

Maintaining the positive trend of increasing reserves

Reserves Volume (Mbpe)
% Reserve Replacement Ratio
-7%
126%
129%
1,598
1,659
1,727
2016
2017
2018
Average reserve life
6.8
7.1
7.2
2016
2017
2018

- **85%** of the addition of proven reserves resulted from the technical and commercial management
- **The 109%** of 2018 production was replaced by organic additions, excluding price effect

Produccion of 720 mboed in line with 2018 target

Production volume
701
721
724
733
1T 2018
2T 2018
3T 2018
4T 2018

mboed: Thousands barrels of oil equivalent per day

The recovery program incorporated a record level of reserves with 129 Mbpe in 2018 and contributed with ~23% of BG production

Downstream Delivering cleaner fuels

+8%
346
136
210
2017
373
151
222
2018
Throughput (MBD)
Cartagena
Barrancabermeja

MBD: Thousand barrels of oil per day

Contact information:
investors@ecopetrol.com.co Tel: +57 (1) 234 51 90

ecopetrol DE TODOS, PARA TODOS

2018 was an outstanding year for Ecopetrol, both operationally and financially. Today, we are a more efficient and disciplined company, with better technical capacity, constantly seeking integrity and operational safety.

The year’s net profit totaled COP 11.6 trillion, the highest of the past five years and almost double the figure posted in 2017. Additionally, the Business Group’s EBITDA totaled COP 30.8 trillion, the highest in its history.

Capital discipline and efficiencies are fundamental pillars of our strategy, and are in line with our business culture, which are creating new and solid dynamics in all the company’s processes. This is evidenced by the results of the operational and commercial strategies we have applied during the year.

First, we note the better balance of reserves and fulfillment of our production goals, fundamental pillars of the company’s growth.

In 2018 we added 307 million barrels of oil equivalent in proven reserves, continuing the positive trend of increasing reserves that began in 2017. At the close of the year, the Ecopetrol Group’s net proven reserves totaled 1.727 billion barrels of oil equivalent. The reserve replacement ratio was 129%, the highest of the past four years. Average reserve life totaled 7.2 years, noting the increase in reserve life for crude from 5.8 to 6.3 years.

We note our record of increasing proven reserves associated with the results of the recovery factor enhancement program (129 MMboe), in which the largest gains occurred at fields such as Chichimene, Castilla and Teca.

We satisfactorily met the annual production goal by achieving 720,000 barrels of oil equivalent per day, despite some operational events and public security difficulties in the first quarter. The production increase was due to the successful drilling campaign and the use of technology in the enhanced recovery program.

It is significant that in the fourth quarter we achieved average production of 733,000 barrels of oil equivalent per day, up 2.2% over the same period the previous year, and the basis for meeting our 2019 goal.

We ended the year with a solid cash position of COP 14.5 trillion. The year’s liquidity position allowed us to prepay the equivalent of USD 2.5 billion in debt, resulting in a lower leverage ratio, which dropped from 37% in 2017 to 28% in 2018, strengthening our capital structure. The Gross Debt/ EBITDA ratio was 1.2x for 2018, versus 1.9x in 2017, the lowest of the past five years.

Total investment for the year rose to USD 2.9 billion, up 32% over 2017. Eighty-one percent of investment was concentrated in Upstream, in line with our 2021 business plan. Ninety-four percent of investments were executed in Colombia and 6% in the Gulf of Mexico, Brazil, Mexico and Peru.

We achieved our goal of having a proactive and dynamic commercial management, which expand our presence in markets that create greater value for our products. Sales to Asia in 2018 represented 41% of crude exports, versus 25% the previous year. Through this initiative, our crude basket’s price discount versus Brent declined to 11.9%, compared to 12.7% in 2017. Our affiliate Ecopetrol Energía SAS ESP was commissioned in 2018, with the goal of administering installed generation capacity and optimizing the Business Group’s energy needs.

Exploration saw major achievements in line with our growth strategy. We drilled 17 wells in Colombia, exceeding the goal of 12 wells for 2018, with a geological success rate of 46%. Through this deployment of activity, we succeeded in adding over 250 MMBOE in discovered resources for appraisal.

On the international front, we posted significant progress by expanding our presence in Brazil and the US Gulf of Mexico. In the award of the Pau-Brasil block in Brazil, we joined forces with well-known companies of global size in the Santos basin, assuming a 20% stake in the joint venture with BP Energy (50% - Operator) and CNOOC Petroleum (30%). In December 2018 we acquired a 10% stake in the Saturno block, together with Shell (45% - Operator) and Chevron (45%). This deal is pending approval by the Brazilian National Oil, Natural Gas and Biofuels Agency.

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Ecopetrol América Inc. won the Green Canyon 404, 405, 448 and 492 blocks located in the US Gulf of Mexico, during the GOM - Lease Sale 251 round. This increasing level of activity is in line with our goals of competitiveness and future profitability.

In Midstream, we are continuing to show solid results. I note our stable extraction of heavy crude with viscosities greater than 600 centistokes (cst – a measure of viscosity). This past year saw the commissioning of the San Fernando – Apiay system, and we expanded the P135 to make the system more robust.

During the year, the Bicentenario oil pipeline reversal strategy saw the completion of 53 reversal cycles, allowing us to reduce the impact of the attacks and the illegal valves installed on the Caño Limón-Coveñas oil pipeline.

In 2018, thanks to the stable operations and process optimization, the Downstream witnessed outstanding operating performance, achieving stable throughput of 373,000 barrels per day for the two refineries.

At the new Cartagena refinery, average throughput for the year totaled 151,300 barrels per day, 11.5% more than the previous year. Throughput composition was 77% domestic crude and 23% imported, versus 50% domestic and 50% imported in 2017. The results of the refinery optimization process were positive, as reflected in gross refining margin of USD 11 per barrel, up 15.4% over 2017.

The execution of initiatives to separate light and intermediate crude oils contributed to the Barrancabermeja refinery’s profitable and efficient production of 221,600 barrels per day, up 5.6% over the previous year. Bioenergy also continued the stabilization phase of its agricultural and industrial operations, achieving production of 47.1 million liters of ethanol in 2018, compared to 36 million liters in 2017.

Operational synergies between the two refineries, as well as operating adjustments among the different segments, allowed us to offer the country cleaner fuels. In December, b2 diesel distributed in Colombia averaged 16 parts per million (ppm) of sulfur, with 108 ppm in gasoline, lower than the current Colombian standards of 50 ppm for diesel and 300 for gasoline. We fulfill our commitment to supply b2 diesel with a maximum 25 ppm of sulfur in the city of Medellín and the area of influence of the Aburrá Valley (and levels as low as 14 ppm in December).

We remain committed to our plan for operational and financial efficiencies. In 2018 we achieved cumulative savings of COP 2.7 trillion in the Business Group, some 6% more than in 2017. Our goal is to continue to improve the cost efficiencies and capital discipline we have adopted in our corporate culture.

In developing ESG (Environment, Social and Governance) initiatives, with a commitment to prioritizing safety as a pillar of our operations, we have strengthened the “Crisis Management Model,” applying discipline to reports, analyses and the valuation of actual and potential crises. We have also met the annual audit requirements for recertification in the ISO 14001 and OHSAS 18001 standards, which will allow us to continue the certifications in 2019.

In 2018 Ecopetrol S.A. joined the “Climate and Clean Air Coalition (CCAC),” a voluntary association that seeks to improve air quality and protect climate through actions to reduce climate pollutants such as methane, black carbon and greenhouse gases. Through this measure, Ecopetrol S.A. joins ten other global oil companies that have signed this commitment.

Having achieved major operational and financial successes as defined in our 2016 – 2020 Business Plan, strengthening the company both operationally and financially, we are prepared for new goals. We have updated our 2019 – 2021 Business Plan, in which the priorities remain the same: focus on reserve and production growth, under capital discipline and cash efficiency principles. We updated the plan with the objective of maximizing the value for our shareholders, taking advantage of our integrated operation, and under new profitability, competitiveness, and sustainability criteria. Among the most relevant operational and financial goals towards 2021 are: i) reach levels of organic production between 750 - 770 mboed, ii) increase of total reserves maintaining the organic reserve replacement ratio above 100% without price effect, iii) enabling optimal throughput of refining integrating system between 370 – 400 mbpd, iv) increase transport volume in line with country production, v) invest between 12 to 15 billion dollars that reflect a return over capital above 11% at business plan price and vi) maintain a strong cash position and an optimal leverage that preserves the company´s investment grade.

In 2019 our priorities will be excellence and safety as pillars of our operations, care for our workers and the environment; a commitment to ethics and transparency; and maintaining outstanding results that will allow us to continue to grow sustainably, creating added value for our shareholders.

Felipe Bayón Pardo, CEO, Ecopetrol S.A.

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Bogotá, February 26, 2019. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announced today the Business Group’s 2018 fourth quarter and full-year financial results, prepared in accordance with International Financial Reporting Standards (IFRS) applicable in Colombia.

TABLE 1:
CONSOLIDATED FINANCIAL RESULTS
ECOPETROL BUSINESS GROUP

COP Billion	4Q 2018	4Q 2017	∆ ($)	∆ (%)	2018	2017	∆ ($)	∆ (%)
Total Sales	18,314	15,363	2,951	19.2%	67,820	55,210	12,610	22.8%
Operating Profit before impairment	4,990	4,216	774	18.4%	22,058	14,132	7,926	56.1%
Net Income Consolidated before impairment	3,309	2,271	1,038	45.7%	12,787	6,069	6,718	110.7%
Non-Controlling Interests	(296)	(196)	(100)	51.0%	(977)	(782)	(195)	24.9%
Net Income Attributable to Shareholders of Ecopetrol before impairment	3,013	2,075	938	45.2%	11,810	5,287	6,523	123.4%
Net Income Attributable to Shareholders of Ecopetrol	2,647	3,427	(780)	-22.8%	11,556	6,620	4,936	74.6%

EBITDA	7,042	5,778	1,264	21.9%	30,798	23,075	7,723	33.5%
EBITDA Margin	38.5%	37.6%		0.9%	45.4%	41.8%		3.6%

The figures included in this report were extracted from the audited financial statements. The financial information is expressed in billions of Colombian pesos (COP) or US dollars (USD), or thousands of barrels of oil equivalent per day (mboed) or tons, and are so noted as applicable. For presentation purposes, certain figures of this report have been rounded to the nearest decimal place.

I.	Ecopetrol Business Group Financial and Operating Results

In 2018, the Ecopetrol Business Group achieved excellent financial results, as reflected in its net profit of COP 11.6 trillion, the best of the past five years, and its highest EBITDA in history at COP 30.8 trillion. This solid performance was leveraged by: i) higher hydrocarbon production levels (733 mboed for the fourth quarter and 720 mboed for the full year), in line with the Company’s goal ; ii) an increase in refinery throughput from 346 mbd in 2017 to 373 mbd in 2018, associated to the Cartagena refinery stabilization; iii) consolidation of the strategy of replacing imported crude oil and refined products with domestic production; iv) start of operations of the San Fernando – Apiay project and expansion of the P135 in the midstream segment; v) cumulated efficiencies from the transformation plan vi) a favorable price environment; and vii) a lower effective tax rate.

The Ecopetrol Business Group closed out the year with a solid cash position of 14.5 trillion pesos, enabling it to finance the investment plan announced for 2019, with the flexibility to face possible volatility of oil prices. Additionally, the liquidity position generated during the year allowed the prepayment of debt for an equivalent of 2.5 billion dollars and to make a voluntary income tax prepayment for approximately COP 3.0 trillion. The Company’s leverage declined compared to previous years, with significant improvement in Gross Debt/EBITDA, which reduced from 1.9 times in 2017 to 1.2 times in 2018, the lowest of the past five years.

We highlight compliance with the main operational goals across all segments with excellence and security, access to world-class exploratory opportunities in Brazil, and the increase in the balance of reserves; all of these are basic foundations for the Business Group profitable growth.

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Table 2: Profit and Loss Statement – Ecopetrol Business Group

COP Billion	4Q 2018	4Q 2017	∆ ($)	∆ (%)	2018	2017	∆ ($)	∆ (%)
Local Sales	8,645	7,902	743	9.4%	33,023	28,236	4,787	17.0%
Export Sales	9,669	7,461	2,208	29.6%	34,797	26,974	7,823	29.0%
Total Sales	18,314	15,363	2,951	19.2%	67,820	55,210	12,610	22.8%
DD&A Costs	1,881	1,810	71	3.9%	7,605	8,117	(512)	(6.3%)
Variable Costs	7,413	5,500	1,913	34.8%	24,773	20,803	3,970	19.1%
Fixed Costs	2,648	2,435	213	8.7%	8,792	7,973	819	10.3%
Cost of Sales	11,942	9,745	2,197	22.5%	41,170	36,893	4,277	11.6%
Gross Profits	6,372	5,618	754	13.4%	26,650	18,317	8,333	45.5%
Operating Expenses	1,382	1,402	(20)	(1.4%)	4,592	4,185	407	9.7%
Operating Income	4,990	4,216	774	18.4%	22,058	14,132	7,926	56.1%
Financial Income (Loss)	(301)	(538)	237	(44.1%)	(2,011)	(2,501)	490	(19.6%)
Share of Profit of Companies	(84)	(25)	(59)	236.0%	155	33	122	369.7%
Income Before Income Tax	4,605	3,653	952	26.1%	20,202	11,664	8,538	73.2%
Provison for Income tax	(1,296)	(1,382)	86	(6.2%)	(7,415)	(5,595)	(1,820)	32.5%
Net Income Consolidated	3,309	2,271	1,038	45.7%	12,787	6,069	6,718	110.7%
Non-Controlling Interests	(296)	(196)	(100)	51.0%	(977)	(782)	(195)	24.9%
Net Income (Attributable to Shareholders of Ecopetrol) before impairment	3,013	2,075	938	45.2%	11,810	5,287	6,523	123.4%
Recovery (expenses) impairment of non-current assets	(496)	1,399	(1,895)	(135.5%)	(347)	1,373	(1,720)	(125.3%)
Deferred Income Tax on impairment	130	(47)	177	(376.6%)	93	(40)	133	(332.5%)
Net Income (Attributable to Shareholders of Ecopetrol)	2,647	3,427	(780)	(22.8%)	11,556	6,620	4,936	74.6%

EBITDA	7,042	5,778	1,264	21.9%	30,798	23,075	7,723	33.5%
EBITDA Margin	38.5%	37.6%		0.9%	45.4%	41.8%		3.6%

1.	Income Statement

A)	Sales Revenues

The 19.2% increase in sales revenue in the fourth quarter versus the same period in 2017 was primarily a combined result of:

a)	An increase in the average weighted basket price of crude oils, natural gas and refined products, +USD 4.2/bl (+COP 0.9 trillion), largely due to better performance of the Brent crude benchmark prices.
b)	Positive overall sales volume effect (+COP 1.1 trillion) primarily due to: i) an increase in volumes of refined products sold (+31 mboed), in particular diesel, which in turn was due to the increase in refinery throughput and higher refined products imports; ii) an increase in volumes of crude oil sold (+17 mboed), in line with the increase in production; and iii) an increase in volumes of natural gas sold (+5 mboed), which in turn was due to an increase in manufacturing demand.
c)	An increase in the average exchange rate of the COP versus the U.S. dollar, positively impacting total revenue (+COP 1 trillion)
d)	A decrease in the revenue from services and other (-COP 35 billion).

Total accumulated revenue in 2018 increased by 22.8% as compared to 2017, as a combined result of:

a)	An increase in the price of Brent (+COP 12.9 trillion);
b)	A decrease in volumes sold of -18 mboed (-COP 407 billion). This effect must be analyzed together with the decrease in imports largely of crude, diesel and gasoline (-35 mboed), which yielded a gain on the operating profit (+COP 1.8 trillion), thanks to the strategy of selling Reficar products on the domestic market and replacing imported for domestic crude oil.
c)	An increase in the average exchange rate (+COP 258 billion).
d)	Decreased services revenue (-COP 139 billion) primarily due to resolution of the disagreement regarding the Ocensa P135 project tariffs, which was partially offset by higher volumes transported through the San Fernando – Apiay system and the expansion of the P135.

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Table 3: Sales Volumes - Ecopetrol Business Group

Local Sales Volume (mboed)	4Q 2018	4Q 2017	∆ (%)	2018	2017	∆ (%)
Crude Oil	3.3	19.5	(83.1%)	8.0	18.2	(56.0%)
Natural Gas	80.7	75.5	6.9%	77	73.9	4.2%
Gasoline	111.2	114.1	(2.5%)	110.5	110.7	(0.2%)
Medium Distillates	151.2	146.9	2.9%	150.1	146.4	2.5%
LPG and Propane	15.4	17.3	(11.0%)	16.2	17.1	(5.3%)
Fuel Oil	6.7	7.3	(8.2%)	8.4	8.5	(1.2%)
Industrial and Petrochemical	22.0	19.9	10.6%	21.1	18.9	11.6%
Total Local Sales	390.5	400.5	(2.5%)	391.3	393.7	(0.6%)

Export Sales Volume (mboed)	4Q 2018	4Q 2017	Cambio %	2018	2017	Cambio %
Crude Oil	419.4	386.1	8.6%	392.4	416.3	(5.8%)
Products	136.0	105.7	28.7%	114.3	105.5	8.3%
Natural Gas	1.8	2.0	(10.0%)	1.5	1.7	(11.8%)
Total Export Sales	557.2	493.8	12.8%	508.2	523.5	(2.9%)

Total Sales Volume (mboed)	947.7	894.3	6.0%	899.5	917.2	(1.9%)

Note: Natural gas exports correspond to local EAI sales

Market in Colombia (44% of sales): Domestic sales decreased 0.6% as compared to 2017, primarily due to:

•	Lower domestic sales of crude oil (-10.2 mbd) primarily due to the use of domestic crude for refinery throughput.
•	Higher sales of medium distillates (3.7 mbd) primarily due to increased demand as a result of the economic recovery and growth in the air transport sector.
•	Increased sales of natural gas (3.1 mboed) primarily due to greater demand and active management of incremental sales.
•	Increased sales to the industrial and petrochemical sectors (2.3 mbed) primarily due to increased sales of asphalt as a result of the recovery in demand and our strategy of pursuing domestic sales instead of exports.

International market (56% of sales): International sales decreased 2.9% as compared to 2017, primarily due to:

•	Lower availability of export crude oil (-23.9 mbd) primarily due to higher volumes allocated to refinery throughput, replacing imported crudes.
•	An increase in exports of gasoline (2.7 mbd) and medium distillates (16.3 mbd) primarily due to product availability after maximizing refinery throughput.
•	A decline in the production of fuel oil (-8.5 mbd), replaced by higher production of more valuable products such as diesel, primarily due to the reliability of the Reficar coker unit and use for other Barrancabermeja refinery flows.

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Table 4: Export destinations - Ecopetrol Business Group

Crude (mboed)	4Q 2018	4Q 2017	Share (%)	2018	2017	Share (%)
Asia	207.3	120.6	49%	158.9	105.6	41%
U.S. Gulf Coast	107.0	167.8	26%	130.2	141.1	33%
Central America / Caribbean	34.3	41.5	8%	30.5	70.9	8%
U.S. West Coast	14.4	34.7	3%	24.8	50.6	6%
Other	0.0	8.7	0%	14.9	14.8	4%
Europe	15.8	6.8	4%	14.5	20.5	4%
South America	35.0	5.9	8%	13.1	2.8	3%
U.S. East Coast	5.7	0.0	1%	5.5	10.1	1%
Total	419.4	386.1	100%	392.4	416.3	100%

Refined Products (mboed)	4Q2018	4Q 2017	Share (%)	2018	2017	Share (%)
U.S. East Coast	48.9	28.7	36%	31.0	16.9	27%
Asia	32.1	29.1	24%	27.1	22.0	24%
Central America / Caribbean	23.8	28.1	17%	26.6	39.2	23%
U.S. Gulf Coast	14.9	11.7	11%	17.2	12.8	15%
South America	16.3	6.0	12%	10.3	9.7	9%
Europe	0.0	0.0	0%	1.2	2.2	1%
U.S. West Coast	0.0	2.2	0%	0.8	2.5	1%
Other	0.0	0.0	0%	0.0	0.2	0%
Total	136.0	105.7	100%	114.3	105.5	100%

Note: This information is subject to later change at the quarter close, as some destinations are reclassified according to final export results.

Crude Oil: In 2018, sales to Asia represented 41% of crude exports, becoming our main export destination, and maximizing value to the Ecopetrol Business Group. This result was obtained primarily due to higher demand from independent refiners in China and contractual and commercial flexibility, which allowed for the development of new customers and incremental sales to traditional customers in this region, as well as a more diversified base of refinery markets and customers for Ecopetrol’s crudes. The second-largest destination was the US Gulf Coast, supported by sales to new refinery customers, despite the larger supply of other competing crudes, such as Western Canadian Select (WCS) and Maya.

Refined Products: The principal export destination for refined products in 2018 was the US East Coast, which increased its share by 11%, primarily a result of the continuous exports of Reficar’s naphtha for the mixing of gasoline, reformed products and ultra-low-sulfur diesel (ULSD). The second-largest destination was Asia, primarily due to exports of fuel oil for bunker mixing and coke exports. The third-largest destination was Central America/Caribbean for sales of ULSD and fuel oil for local bunker consumption, power generation and storage for subsequent shipping to Asia.

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Table 5: Average Benchmark Crude Price and Spread of the Basket

USD/Bl	4Q 2018	4Q 2017	∆ (%)	2018	2017	∆ (%)
Brent	68.6	61.5	11.6%	71.7	54.7	31.0%
Crude Oil Basket vs Brent	(10.1)	(6.4)	57.4%	(8.5)	(6.9)	22.7%
Product Oil Basket vs Brent	6.0	7.7	(22.9%)	5.6	7.9	(29.3%)
% Crude Oil Basket vs Brent	(14.7%)	(10.4%)	41.0%	(11.9%)	(12.7%)	(6.3%)
% Product Oil Basket vs Brent	8.7%	12.6%	(30.9%)	7.8%	14.5%	(46.0%)

Table 6: Average Weighted Sales Price - Ecopetrol Business Group

USD/Bl	4Q 2018	4Q 2017	∆ (%)	Volume (mboed) 4Q 2018	2018	2017	∆ (%)	Volume (mboed) 2018
Crude Oil Basket	58.5	55.1	6.3%	422.7	63.2	47.8	32.2%	400.4
Refined Products Basket	74.6	69.2	7.8%	442.5	77.3	62.7	23.4%	420.6
Natural Gas Basket	22.2	21.8	2.0%	82.5	22.4	22.7	(1.2)%	78.5
				947.7				899.5

Crude Oil: In the fourth quarter of 2018 the spread of the crude oil basket weakened by USD 3.7/bl as compared to the fourth quarter of 2017. However, in 2018 Ecopetrol’s export crude basket differential was similar to the one of 2017 (2018: 11.9% versus 2017: 12.7%), even in a high-price environment. This result was due to our knowledge of the refining market for heavy and intermediate crudes, the ability to identify and capture opportunities in the US and Asia, and the incorporation of new refinery customers in those markets.

Refined Products: In 2018 the price of the refined products basket increased 23% as compared to 2017, primarily due to: i) strengthening of diesel prices as a result of low global inventories, and ii) increased demand for diesel, in line with global economic growth. This result was partially offset by: i) weak gasoline prices caused by the oversupply of global inventory due to high flows at refineries and an increase in the processing of light crudes with higher yields, and ii) weak fuel oil prices due to a decrease in global demand coupled with high supply.

Natural Gas: A 1.2% decrease in price per barrel equivalent in 2018 as compared to 2017, primarily as a result of higher deliveries in take-or-pay contracts, resulting in a decline in quantities paid for but not consumed.

B)	Cost of sales

Depreciation and amortization: The 3.9% increase in depreciation and amortization in the fourth quarter of 2018 as compared to the fourth quarter of 2017, was primarily due to the net effect of i) higher production levels associated with the results of our drilling campaign, and ii) the greater incorporation of reserves in 2018 as compared to 2017, resulting in a lower depreciation rate.

The depreciation and amortization for 2018 decreased 6.3% with respect to 2017, as a result of: i) greater reserve incorporation in 2018 versus 2017, partially compensated by: ii) increase in capex, and iii) higher production levels.

Variable costs: The 34.8% increase in variable costs the fourth quarter of 2018 as compared to the fourth quarter of 2017, was primarily due to:

a)	Higher cost of crude oil, natural gas and refined product purchases (+COP 1.5 trillion), primarily due to the net effect of:

•	An increase in purchased volumes in the fourth quarter (+COP 638 billion, +31 mboed), primarily due to: (i) higher purchases of refined products (+COP 665 billion, +33 mboed), which in turn was primarily due to an increase in gasoline imports to act as mix corrector in order to improve production quality at the Barrancabermeja Refinery, ii) lower imports of light crude for throughput at the Cartagena Refinery (-COP 32 billion), given the substitution by domestic crudes, and iii) higher purchases of domestic natural gas (+COP 5 billion).

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•	Increase in the average price of domestic purchases and imports of crude oil and refined products (+COP 492 billion).
•	A higher average COP/US$ exchange rate for purchases (+COP 331 billion) in the fourth quarter of 2018, as compared to the fourth quarter of 2107.

b)	Higher inventory and other (+COP 453 billion), primarily due to inventory consumption and higher operational costs, in line with the increase in production, which was of 733 mboed in the fourth quarter of 2018, the highest of the past two years.

Variable costs increased 19.1% versus 2017 due to:

a)	Higher purchase cost of crude, gas and product (+COP3.2 trillion), as a result of the net effect of:
•	Lower purchased volume (-COP 2.2 trillion, -35 mboed) due to: i) decreased crude purchases (-COP 1.5 trillion, -26 mbod) given the lower imports of light crude used in the Cartagena refinery as a result of the substitution of the refinery’s throughput; ii) lower purchases of products (-COP 766 billion, -11 mboed), primarily medium distillates and gasolines, as a result of higher production of the Barrancabermeja and Cartagena refineries, for the local market supply; compensated by iii) higher gas purchases (+COP59 billion, +2 mboed), resulting from higher demand.
•	Increase in the average price of local purchases and imports of crude and products (+COP 5.4 trillion).
•	Increase in the average exchange rate of purchases (+COP 52 billion).
b)	Increase in inventory (+COP 743 billion) primarily due to higher electric energy costs, process materials, and inventory consumption, in line with the increased production, the refinery´s throughput levels, the operation of the San Fernando – Apiay project, and the P135 expansion in the midstream segment.

Table 7: Local Purchases and Imports – Ecopetrol Business Group

Local Purchases (mboed)	4Q 2018	4Q 2017	∆ (%)	2018	2017	∆ (%)
Crude Oil	160.0	158.5	0.9%	159.7	156.1	2.3%
Natural Gas	4.2	3.5	20.0%	5.5	3.1	77.4%
Refined Products	4.4	2.9	51.7%	3.5	2.9	20.7%
Diluent	2.2	0.3	633.3%	0.9	0.9	0.0%
Total	170.8	165.2	3.4%	169.6	163.0	4.0%

Imports (mboed)	4Q 2018	4Q 2017	Cambio %	2018	2017	Cambio %
Crude Oil	37.5	41.6	(9.9)%	38.3	68.0	(43.7)%
Refined Products	74.8	48.5	54.2%	52.2	62.7	(16.7)%
Diluent	53.2	50.3	5.8%	51.1	52.0	(1.7)%
Total	165.5	140.4	17.9%	141.6	182.7	(22.5)%

Total purchases	336.3	305.6	10.0%	311.2	345.7	(10.0)%

Crude Oil:

•	Crude oil imports decreased (-29.7 mbd) during 2018 as compared to 2017 for throughput at the Cartagena Refinery, primarily due to our strategy of substituting them for self-produced crudes.
•	Increase in local purchases of crude oil during 2018 as compared to 2017, primarily due to increased purchases from third parties and for addressing the contingency caused by the suspension of the Caño Limón – Coveñas oil pipeline, as well as a decrease in purchases of royalties due to a lower royalty settlement percentage, primarily in Castilla, Rubiales and Pauto.

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Natural Gas: Higher natural gas purchases to third parties (+2.4 mboed) during 2018 as compared to 2017 primarily to ensure supply to our refineries during ongoing maintenance of natural gas production fields.

Refined Products: There was a decrease in our imports of medium distillates (2018:14 mbd vs 2017:17 mbd) and gasoline (2018:26 mbd vs 2017:38 mbd), primarily as a result of higher production at our refineries to supply the domestic market.

Diluent: There was an increase in demand for diluent in the fourth quarter of 2018, primarily due to greater crude purchases and higher production levels.

Fixed costs: There was 8.7% increase in the fourth quarter of 2018 as compared to the fourth quarter of 2017, primarily due to:

a)	Higher costs of contracted services, maintenance and other (+COP 111 billion) primarily as a result of increased operating activity due to: i) higher production levels, ii) greater refinery throughput, and iii) the commissioning of the San Fernando – Apiay system and expansion of Ocensa’s P135.

b)	Higher labor costs (+COP 102 billion) primarily due to i) the recognition of benefits for employees under the new Collective Labor Agreement, ii) wage increases over the previous year and iii) increase in personnel in line with the organizational strategy.

The 2018 fixed costs increased by 10.3% compared to the same period of 2017, due to the reasons previously explained.

C)	Operating expenses (before impairment)

Operating expenses (before impairment) for the fourth quarter of 2018 decreased by 1.4% as compared to the fourth quarter of 2017, primarily as a result of non-recurring effects in the fourth quarter of 2017, such as: i) the recognition of exploratory activity at the Kronos-1, Parmer-1, Lunera-1, Brahmna-1, Molusco-1, Godric and other wells, partially offset by ii) the accounting gain generated by the posting at reasonable value of the acquisition of an 11.6% additional stake in the K2 field in the Gulf of Mexico, which was recognized as revenue in 2017, iii) higher expenses due to the negative impact on the midstream network of third parties and illegal valves, for both crude oil and refined products; and iv) an increase in accounting provisions posted at year-end.

Operating expenses (before impairment of long-term assets) of 2018 increased 9.7% versus previous year as a result of: i) the accounting profit generated in the recognition at fair value of the acquisition of 11.6% of the additional interest in the field K2 recognized in the fourth quarter of 2017, ii) the profit on sale of minor fields carried out in 2017 and, iii) higher expenses for environmental emergency services and effects on the transport network originated by third parties, the above compensated with iv) elimination of wealth tax starting in 2018, among others.

D)	Financial (non-operating) results

The change in financial results in the fourth quarter of 2018 as compared to the fourth quarter of 2017 corresponds to the net result of:

a)	Higher revenue from exchange rate fluctuations (+COP 85 billion), given the impact that the Colombian peso’s devaluation against the dollar on our average net asset position in dollars (devaluation 4Q 2018:9.3%, as compared to 4Q 2018:1.6%).
b)	A decrease in financial costs primarily due to debt prepayments in 2018 and lower interest rates on loans indexed to the CPI. In 2017 and 2018, we prepaid the equivalent of USD 4.8 billion of our financial obligations.

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The 2018 financial result decreased 19.6% versus 2017, due to the reasons previously explained.

During the fourth quarter of 2018 the effective tax rate reached 28% in line with the reported level in the same quarter of 2017. The effective tax rate in 2018 was 37%, a decrease from the 43% rate applicable to 2017. The decrease was due primarily to: i) the positive impact of the new Financing Law, as reflected in the posting of a higher deferred asset tax, primarily at the Cartagena Refinery and Bioenergy, given the lower projected tax rate of 0% starting in 2021, which is expected to offset higher tax losses from previous years; ii) a 300 basis points nominal tax reduction as a consequence of the 2016 Tax Reform; and iii) better results from the Cartagena Refinery, which is taxed at a nominal rate of 15%, all of this offset by iv) a non-deductible expense effect, primarily due to exploratory activity at Ecopetrol América Inc.’s León 1 and 2 wells, posted in the third quarter of 2018.

E)	Impairment of long-term assets

The product of comparing the asset’s book value against its fair value under IFRS of the fourth quarter of 2018, was a net impairment on long-term assets of –COP 496 billion before taxes (-COP 366 billion after taxes), in the following operating segments:

a)	Upstream: this segment experienced a recovery of +COP 736 billion before taxes (+COP 620 billion after taxes), primarily in: i) oil fields operating in Colombia: Casabe, Provincia, Underriver, Tisquirama and Orito; ii) fields operated abroad: Gunflint and K2; and iii) investments in Equión and Savia. This recovery answers to the incorporation of new reserves, better estimates of Brent prices in the short term, and the update of technical and operational information variables.

b)	Downstream: this segment reported an impairment of -COP 1,062 billion before taxes (-COP 867 billion after taxes), out of which –COP848 billion correspond to the Cartagena Refinery and –COP 214 billion to Bioenergy.

For the Cartagena Refinery, this impairment is a consequence of: i) a adjustment in market expectations with respect to the impact of implementation of the MARPOL regulation (International Convention for the Prevention of Pollution from Ships) on projected margins for refined products; ii) the spread on light and heavy crude oil used as raw materials; and iii) the discount rate used in valuing refining assets due to the increase of free risk premium and the rise of market premiums. On the other hand, this economic impacts were partially offset by the improved in operating an commercial variables associated to the stabilization and optimization in the refinery and tax effects associated with the Colombian Financing Act (Ley de Financiamiento).

In Bioenergy, the mentioned impairment is presented due to: i) a lower prospect of short-term ethanol prices, associated with imports in an environment of global over-supply of ethanol, ii) the update of short-term agricultural variables, and iii) the increase in the discount rate used for valuation in line with market fundamentals. These impacts were partially counterweighted by the update of operating variables related with a stabilization and tax effects associated with the Colombian Financing Act (Ley de Financiamiento).

c)	Midstream and Logistics: an impairment totaling -COP 170 billion before taxes (-COP 119 billion after taxes) was recognized, primarily on the South midstream network, as a consequence of a decrease of the forecast of the volume to be transported and an increase of the follow-on investment needs to mitigate the operative risk of the transport systems.

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2.	Statement of Financial Situation

Table 8: Statement of Financial Situation – Ecopetrol Business Group

COP Billion	December 31, 2018	December 31, 2017	∆ ($)	∆ (%)
Current Assets	27,031	23,224	3,807	16.4%
Non Current Assets	99,210	95,669	3,541	3.7%
Total Assets	126,241	118,893	7,348	6.2%
Current Liabilities	17,825	16,847	978	5.8%
Non-Current Liabilities	49,112	52,265	(3,153)	(6.0)%
Total Liabilities	66,937	69,112	(2,175)	(3.1)%
Equity	59,304	49,781	9,523	19.1%
Total Liabilities and Equity	126,241	118,893	7,348	6.2%

A)	Assets

The 6.2% increase in assets as of December 31, 2018 as compared to December 31, 2017 is reflective of the net effect of:

a)	An increase in property, plant and equipment, natural resources and intangibles (+COP 3.2 trillion) primarily due to the effect of: i) higher capital expenditures during the period; ii) the positive effect of the conversion of the assets of our subsidiaries with functional currencies other than the peso, a result of the devaluation of the Colombian peso during the year. These, partially offset by iii) depreciation and amortization during the year; iv) a reclassification to exploratory expenses, primarily of the León 1 and 2 wells, and v) recognition of the net effect of impairment during the year.

b)	An increase in trade accounts receivable (+COP 2.1 trillion), primarily due to i) increased accounts receivable from the Fuel Prices Stabilization Fund; and ii) an increase in receivables, in line with the higher sales volumes we recorded during the year.

c)	An increase in current and deferred taxes (+COP 807 billion), primarily due to i) the voluntary payment in advance of the capital gains tax pursuant to Decree 2146 of November 22, 2018; and ii) the increase of the deferred tax resulting from the impact of the Colombian Financing Act (Ley de Financiamiento) (new capital gains tax rates and the elimination of the projected rate of return to 0% as of 2021 and its effect on the offsetting of tax losses at the Cartagena Refinery and Bioenergy).

d)	Other movements totaling (COP +1.3 trillion), particularly from improved results at affiliate companies and joint ventures, to which the equity method applies.

e)	The Business Group’s cash, which includes other financial assets and cash equivalents, remained at the same level in 2018 as compared to 2017 (COP 14.5 trillion). The following movements during the year were notable: i) cash flow generated from operations (+COP 22.4 trillion) that included the voluntary tax prepayment (-COP3.0 trillion); ii) funds disbursed for capital expenditures and other investment activities (-COP 8.6 trillion); iii) use of funds for prepayments and debt service (-COP 11.4 trillion) and distribution of dividends (-COP 4.4 trillion) to shareholders and the minority shareholders of subsidiaries of the midstream segment; and iv) the positive effect of the Colombian peso’s devaluation against the dollar (+COP 0.4 trillion).

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Table 9: Cash Position1 – Ecopetrol Business Group

COP Billion	4Q 2018	4Q 2017	2018	2017
Initial Cash and cash equivalents	7,119	7,853	7,946	8,410
(+) Cash generated from operations	4,524	6,353	22,392	16,974
(-) CAPEX	(3,348)	(2,321)	(8,461)	(6,107)
(+/-) Movement of Portfolio investments	3,532	(1,569)	(844)	565
(+/-) Other investment activities	318	342	664	1,158
(-) Proceeds (repayment of) from borrowings and interests	(6,108)	(2,543)	(11,363)	(11,259)
(-) Dividends paid	(141)	(200)	(4,428)	(1,505)
+(-) Exchange difference in cash	416	31	406	(290)
Final Cash and cash equivalents	6,312	7,946	6,312	7,946
Portfolio investments	8,148	6,534	8,148	6,534
Total cash	14,460	14,480	14,460	14,480

Our year-end cash position was comprised of 56% dollars and 44% Colombian pesos.

B)	Liabilities and Net Equity:

The decrease in our total liabilities (-COP 2.2 trillion) as of December 31, 2018, as compared to December 31, 2017 was primarily due to:

a)	A decrease in loans and financing (-COP 5.5 trillion), primarily as a result of the offsetting effect of: i) foreign debt prepayments of USD 2.0 billion and debt in local debt prepayments of COP 1.4 trillion, yielding savings in financial interest for the period; and ii) devaluation of the peso against the dollar and the effect on our debt expressed in dollars such exchange rate effect was recognized primarily under other comprehensive income given the application of hedge accounting. The Business Group’s leverage level[2] declined from 37% in 2017 to 28% in 2018, strengthening the capital structure. Our Gross Debt/EBITDA ratio was at 1.2 time in 2018, which is the lowest in the last five years, versus 1.9 times in 2017.

As of December 31, 2018, the Business Group’s total debt was COP 38.1 trillion, 89% of which was in foreign currency and 11% in Colombian pesos.

b)	An increase in accounts payable (+COP 2.0 trillion), primarily due to greater operating activity, in line with the rise in production and the capital expenditure increase in the last quarter of 2018.

c)	An increase in estimated liabilities and provisions (+COP 1.2 trillion), primarily due to the increase in liabilities as a result of abandonment costs, which included the incorporation of new technical well integrity activities.

d)	Other changes in liabilities (+COP 114 billion).

The 19% increase in net equity was due to a combination of: i) higher profits for the year; ii) gains from the conversion of assets and liabilities of our subsidiaries whose functional currency is not the Colombian peso, partially offset by iii) a decrease, due to exchange rate fluctuations, in debt employed as a cash flow hedging instrument and net investment.

1 Cash corresponds to funds available as cash and cash equivalents and investments in financial securities, regardless of maturity.

2 The leverage level corresponds to the relation between net debt, and the sum of equity and net debt

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3.	Results by Business Segment

Table 10: Statement of Accumulated Profits and Losses – By Segment

	E&P		Downstream		Midstream		Eliminations		Ecopetrol Consolidated
COP Billion	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Sales	49,589	35,751	37,011	28,644	11,354	10,598	(30,134)	(19,783)	67,820	55,210
DD&A Costs	5,211	5,933	1,249	1,083	1,144	1,101	1	-	7,605	8,117
Variable Costs	18,313	12,489	32,443	23,969	597	634	(26,580)	(16,289)	24,773	20,803
Fixed Costs	8,701	7,873	1,966	1,803	1,660	1,537	(3,535)	(3,240)	8,792	7,973
Cost of Sales	32,225	26,295	35,658	26,855	3,401	3,272	(30,114)	(19,529)	41,170	36,893
Gross profit	17,364	9,456	1,353	1,789	7,953	7,326	(20)	(254)	26,650	18,317
Operating Expenses	3,020	2,308	1,126	1,493	463	637	(17)	(253)	4,592	4,185
Operating Profit (Loss)	14,344	7,148	227	296	7,490	6,689	(3)	(1)	22,058	14,132
Financial Income (Loss)	(71)	(1,332)	(1,666)	(783)	(278)	(386)	4	-	(2,011)	(2,501)
Share of profit of companies	125	60	28	15	3	(42)	(1)	-	155	33
Income Before Income Tax	14,398	5,876	(1,411)	(472)	7,215	6,261	-	(1)	20,202	11,664
Income tax	(5,691)	(2,811)	897	(245)	(2,621)	(2,539)	-	-	(7,415)	(5,595)
Net Income Consolidated	8,707	3,065	(514)	(717)	4,594	3,722	-	(1)	12,787	6,069
Non-controlling interests	62	-	3	2	(1,042)	(784)	-	-	(977)	(782)
Net Income (Attributable to Shareholders of Ecopetrol)	8,769	3,065	(511)	(715)	3,552	2,938	-	(1)	11,810	5,287
Recovery (expenses) impairment of non-current assets	808	246	(985)	1,068	(170)	59	-	-	(347)	1,373
Deferred Income Tax on impairment	(138)	94	180	(112)	51	(22)	-	-	93	(40)
Net income (Loss) attributable to Shareholders of Ecopetrol	9,439	3,405	(1,316)	241	3,433	2,975	-	(1)	11,556	6,620

EBITDA	20,110	13,226	1,961	1,940	8,731	7,910	(4)	(1)	30,798	23,075
EBITDA Margin	40.6%	37.0%	5.3%	6.8%	76.9%	74.6%	0.0%	0.0%	45.4%	41.8%

Table 11: Statement of Quarterly Profits and Losses – By Segment

	E&P		Downstream		Midstream		Eliminations		Ecopetrol Consolidated
COP Billion	4Q 2018	4Q 2017	4Q 2018	4Q 2017	4Q 2018	4Q 2017	4Q 2018	4Q 2017	4Q 2018	4Q 2017
Sales	12,935	10,484	10,202	8,184	3,183	2,793	(8,006)	(6,098)	18,314	15,363
DD&A Costs	1,250	1,256	333	265	298	289	-	-	1,881	1,810
Variable Costs	5,065	3,583	9,156	6,873	156	190	(6,964)	(5,146)	7,413	5,500
Fixed Costs	2,538	2,278	583	615	566	423	(1,039)	(881)	2,648	2,435
Cost of Sales	8,853	7,117	10,072	7,753	1,020	902	(8,003)	(6,027)	11,942	9,745
Gross profit	4,082	3,367	130	431	2,163	1,891	(3)	(71)	6,372	5,618
Operating Expenses	848	819	362	373	175	281	(3)	(71)	1,382	1,402
Operating Profit (Loss)	3,234	2,548	(232)	58	1,988	1,610	-	-	4,990	4,216
Financial Income (Loss)	590	(354)	(965)	(92)	74	(92)	-	-	(301)	(538)
Share of profit of companies	(91)	(16)	5	1	2	(10)	-	-	(84)	(25)
Net Income (Loss) Before Income Tax	3,733	2,178	(1,192)	(33)	2,064	1,508	-	-	4,605	3,653
Provision for Income Tax	(1,590)	(855)	968	53	(674)	(580)	-	-	(1,296)	(1,382)
Net Income Consolidated	2,143	1,323	(224)	20	1,390	928	-	-	3,309	2,271
Non-controlling interests	18	-	-	1	(314)	(197)	-	-	(296)	(196)
Net income (Loss) attributable to Shareholders of Ecopetrol	2,161	1,323	(224)	21	1,076	731	-	-	3,013	2,075
Recovery (expenses) impairment of non-current assets	736	257	(1,062)	1,077	(170)	65	-	-	(496)	1,399
Deferred Income Tax on impairment	(116)	90	196	(113)	50	(24)	-	-	130	(47)
Net income (Loss) attributable to Shareholders of Ecopetrol	2,781	1,670	(1,090)	985	956	772	-	-	2,647	3,427

EBITDA	4,507	3,444	228	423	2,307	1,911	-	-	7,042	5,778
EBITDA Margin	34.8%	32.9%	2.2%	5.2%	72.5%	68.4%	0.0%	0.0%	38.5%	37.6%

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4.	Risk Rating

In 2018 the three major risk rating agencies ratified Ecopetrol S.A.’s investment grade, recognizing the company’s positive operating and financial performance. Current ratings at the close of 2018 were as follows:

•	Moody’s Investors Service: Baa3 with Stable outlook
•	Fitch Ratings: BBB with Stable outlook
•	S&P Global Ratings: BBB- with Stable outlook

On December 6, 2018, Fitch Ratings upgraded Ecopetrol S.A.’s stand-alone credit rating one level to BBB. It also confirmed the company’s international rating at BBB with stable outlook. The increase in the stand-alone credit rating is recognition of the Company’s stable operating performance, robust business plan, solid financial profile achieved through its debt management strategy, and the reasonable dividend policy it has implemented.

In its July 16, 2018 report, the rating agency Moody´s Investors Service upgraded the Company’s stand-alone credit rating by two notches (from ba3 to ba1) and maintained its international rating at an outlook of “Stable” and a rating of Baa3. The higher stand-alone credit rating was due to the Company’s solid financial metrics and progress in its strategy of growth and adding reserves. Moody’s also noted the Company’s progress on four growth fronts: i) implementation of enhanced recovery and infill projects; ii) exploration; iii) assessment of opportunities in non-conventional deposits; and iv) inorganic growth leveraged on its strong cash position. The agency noted the Company’s good liquidity levels and its management team’s commitment to protecting credit metrics.

Additionally, on June 27, 2018, S&P Global Ratings maintained the Company’s long-term international rating at BBB- with stable outlook, and stand-alone credit rating at ‘bb+.’ In its report, the rating agency highlighted the solid financial results with credit metrics strengthened by capital discipline and efficiencies that have been implemented. The rating agency highlighted the positive performance of the Refining and Midstream segments, noting the Cartagena refinery’s operating results in its stabilization phase.

A.	Upstream

Reserves

At the 2018 close, the Ecopetrol Group’s net proven reserves totaled 1,727 million barrels of oil equivalent. The reserve replacement ratio was 129%, with average reserve life equivalent to 7.2 years. Of the total reserves balance, 70% are crude oil and 30% natural gas. The average life of crude and gas reserves is equivalent to 6.3 and 11.1 years, respectively. Ninety-eight percent of the total balance of proven reserves is located in Colombia. Ecopetrol S.A. has an average reserve life of 7.4 years.

In 2018, the Ecopetrol Group incorporated 307 million barrels of oil equivalent of proven reserves, continuing its positive trend of incorporating reserves that began in 2017. Total cumulative production for the year was 239 million barrels of oil equivalent. The 109% of 2018 production was replaced by organic additions, excluding the price effect.

The SEC price used for the valuation of 2018 reserves was USD 72.2 per Brent barrel, versus USD 54.93 per Brent barrel in 2017. Ecopetrol estimates that approximately 47 million barrels of oil equivalent were recovered as a result of the higher price effect. Further, eighty-five percent of the addition to proven reserves resulted from the technical management and financial optimization of assets, incorporating new investment plans. The remaining 15% was due to the effect of higher prices compared to 2017.

We note that much of the increase in proven reserves (129 million barrels of oil equivalent) was due to the results of the Enhanced Oil Recovery program, the principal achievements of which were seen in fields such as Chichimene, Castilla and Teca. Moreover, 57 million barrels of oil equivalent were incorporated as a result of extensions and discoveries, representing the highest increase of the past five years.

The reserves were estimated based on US Securities and Exchange Commission (SEC) standards and methodology. Ninety-nine percent of the reserves were audited by well-known specialized independent companies (Ryder Scott Company, DeGolyer and MacNaughton, Gaffney, Cline & Associates, and Sproule International Limited).

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The increase in reserves achieved in 2018 is one of Ecopetrol Business Group strategy pillars that seeks to guarantee its long term sustainability.

Table 12: Proven Reserves – Ecopetrol Business Group

	2015	2016	2017	2018
Initial Proven Reserves	2,084	1,849	1,598	1,659
Revisions	-25	-54	174	121
Improved Recovery	16	11	73	129
Purchases	0	0	4	0
Extensions and Recoveries	24	27	44	57
Production	-251	-235	-234	-239
Proven Reserves at 2018 year-end	1,849	1,598	1,659	1,727

Exploration

In the fourth quarter of 2018 exploratory activity intensified with the drilling of eight wells, ending 2018 with a total of 17 wells drilled. With this roll-out of activity, the goal of 12 wells was exceeded, incorporating more than 250 million barrels of oil equivalent in discovered resources for appraisal, leveraging the future increase of reserves.

In line with the company’s growth strategy and the increase in its international portfolio, Ecopetrol (20%), in joint venture with BP Energy (50% - Operator) and CNOOC Petroleum (30%), won the Pau-Brazil block in the Santos basin, which has some of the highest potential in the world. Ecopetrol also took a 10% stake in the Saturno block in a venture with Shell (45% - Operator) and Chevron (45%) in the Fifth Round of the Pre-Salt, currently pending approval by the National Oil, Natural Gas and Biofuels Agency. The stake in the Santos basin was achieved with global well-known companies in offshore activities.

Ecopetrol América Inc. won the Green Canyon 404, 405, 448 and 492 blocks in the US Gulf of Mexico, during the GOM Lease Sale 251 round. This expansion forms part of the strategy of increasing oil and gas reserves through a robust exploratory portfolio in regions of high potential, taking into account competitiveness and future profitability criteria.

As for offshore activities in Colombia, Ecopetrol has increased its stake from 50% to 100% in the Fuerte Sur and Purple Angel blocks (Sinú Offshore basin), assigned by the company Anadarko. In the case of the Col-5 block (Sinú Offshore basin), Ecopetrol has asked the National Hydrocarbons Agency (ANH) to convert the Technical Evaluation Agreement (TEA) to an Upstream (E&P) Agreement with a 100% stake, in order to diversify and strengthen its national exploratory portfolio.

In Colombia’s traditional basins, efforts have focused on developing activities near fields and production infrastructure to take advantage of existing facilities, such as the Andina-1, Rex NE, Jaspe and Cosecha C-01 projects.

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Table 13: Breakdown of Exploratory Wells – Ecopetrol Business Group

#	Quarter	Well	Well Classification (Lahee)	Block	Basin	Operator/Partner	Status	TD (dd/mm/yyyy)
1	First	Bufalo-1	A3	VMM-32	Middle Magdalena Basin	ECP(51)% CPVEN (49)%	Under Evaluation	1/3/2018
2	First	Jaspe-6D	A3	Quifa	Eastern Plains Basin	FRONTERA (70)% ECP (30)%	Hydrocarbon Presence	1/30/2018
3	Second	Coyote-2	A1	De Mares	Middle Magdalena Basin	PAREX (50)% ECP(50)%	Under Evaluation	4/2/2018
4	Second	Capachos Sur-2	A1	Capachos	Eastern Plains Basin	PAREX (50)% ECP(50)%	Under Evaluation	4/18/2018
5	Third	Pulpo-1	A3	Rondón	Eastern Plains Basin	OXY (70)% ECP (30)%	Closing and Abandoned	7/16/2018
6	Third	Rex NE-02 ST	A1	Cosecha	Eastern Plains Basin	OXY (70)% ECP (30)%	Hydrocarbon Presence	7/28/2018
7	Third	Andina-1	A3	Capachos	Eastern Plains Basin	PAREX (50)% ECP(50)%	Hydrocarbon Presence	8/26/2018
8	Third	Arrecife	A3	VIM 8	Lower Magdalena Basin	HOCOL (100)%	Hydrocarbon Presence	9/20/2018
9	Third	Payero E1ST-1	A3	Niscota	Foothills Plains Basin	EQUION OPERATOR HOCOL (20)% TOTAL (50)% REPSOL (30)%	Closing and Abandoned	9/25/2018
10	Fourth	Cosecha C-01	A3	Cosecha	Eastern Plains Basin	OXY (70)% ECP (30)%	Hydrocarbon Presence	10/31/2018
11	Fourth	Ocelote 510	A2C	Guarrojo	Eastern Plains Basin	HOCOL (100)%	Closing and Abandoned	11/2/2018
12	Fourth	Chipiron Far North - 01	A3	Chipiron	Eastern Plains Basin	OXY (70)% ECP (30)%	Closing and Abandoned	11/5/2018
13	Fourth	Ocelote 500	A2C	Guarrojo	Eastern Plains Basin	HOCOL (100)%	Closing and Abandoned	11/17/2018
14	Fourth	Ocelote 520	A2C	Guarrojo	Eastern Plains Basin	HOCOL (100)%	Closing and Abandoned	11/28/2018
15	Fourth	Andina-2	A1	Capachos	Eastern Plains Basin	PAREX (50)% ECP (50)%	Hydrocarbon Presence	12/5/2018
16	Fourth	Jaspe-7 D	A1	Quifa	Eastern Plains Basin	FRONTERA (70)% ECP (30)%	Closing and Abandoned	12/17/2018
17	Fourth	Cira 7000 (Pozo Piloto)	A2C	La Cira Infantas	Middle Magdalena Basin	OXY (52)% ECP (48)%	Under Evaluation	12/25/2018

We highlight the Infantas Oriente-1 well, drilled in the 2017 campaign and declared successful in 2018 after completing formation tests, was declared commercial in record time. At the end of 2018, the Exploration segment contributed to a Business Group production increase of around 3,500 boed, as a result of extensive testing in the Bullerengue, Andina, Infantas Oriente-1, Jaspe 6D, Cosecha C-01 and Rex NE discoveries.

In addition, continuing with our seismic acquisition activities, in the fourth quarter of 2018 our partner Ismocol-Joshi-Parko acquired 60 km2 3D in the Palagua-Caipal field (Palagua Association Agreement). Ecopetrol purchased three 3D seismic programs (292.5 km2) in Putumayo, to assess the exploratory potential of this basin. At the international level, Ecopetrol Brazil has purchased 3D seismic information (1,158 km2) to evaluate the Pau Brazil block. Thus, in 2018 a total of 16,803 km2 of 3D seismic and 61,286 Km of 2D seismic have been acquired, exceeding 2018 goal.

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Production

Table 14: Gross Production - Ecopetrol Business Group

mboed	4Q 2018	4Q 2017	∆ %	2018	2017	∆ (%)
Crude Oil	557.9	544.5	2.5%	548.7	545	0.7%
Natural Gas	114.0	112.8	1.1%	112.5	111	1.4%
Total Ecopetrol S.A.	671.9	657.3	2.2%	661.2	656.0	0.8%

Crude Oil	20.8	20.7	0.5%	20.7	21.7	(4.6)%
Natural Gas	8.4	8.0	5.0%	7.5	5.8	29.3%
Total Hocol	29.2	28.7	1.7%	28.2	27.5	2.5%

Crude Oil	8.6	9.7	(11.3)%	9.0	10.6	(15.1)%
Natural Gas	5.2	5.0	4.0%	5.0	4.8	4.2%
Total Equion**	13.8	14.7	(6.1)%	14.0	15.4	(9.1)%

Crude Oil	3.7	4.4	(15.9)%	3.9	4.4	(11.4)%
Natural Gas	1.3	0.8	62.5%	1.1	0.6	83.3%
Total Savia**	5.0	5.2	(3.8)%	5.0	5.0	0.0%

Crude Oil	11.5	8.8	30.7%	10.2	9.2	10.9%
Natural Gas	2.0	1.8	11.1%	1.8	2	(10.0)%
Total Ecopetrol America	13.5	10.6	27.4%	12.0	11.2	7.1%

Crude Oil	602.5	588.1	2.4%	592.5	590.9	0.3%
Natural Gas	130.9	128.4	1.9%	127.9	124.2	3.0%
Total Group's Production	733	717	2.2%	720.4	715.1	0.7%

* Gross production includes royalties and is prorated for Ecopetrol’s stake in each company.

** Equión and Savia are incorporated through the equity method. - Note: Natural gas production includes white products.

The Ecopetrol Group’s average production in fourth quarter of 2018 totaled 733 mboed (+2.2% versus 4Q17 and +1.2% versus 3Q18). These results were obtained due to: i) the drilling campaign in the La Cira, Rubiales, Chichimene, Dina, Quifa and Castilla fields; ii) the positive response of the secondary and tertiary recovery, which supports the strategy of production and reserves growth; and iii) increased natural gas production and sales, thanks to higher demand from the industrial and thermal sectors that was capitalized by the commercial strategy.Further, in 2018 the production reached 720 mboed, in line with the goal proposed for the year. This important result was obtained even despite some operational events and public security difficulties that affected production, especially in the first quarter of 2018.

In the fourth quarter of 2018, Ecopetrol Group affiliates contributed with 61.5 mboed, 8.4% of total volume, an 2.3 mboed (3.9%) increase as compared to the fourth quarter of 2017, leveraged primarily by the results at Ecopetrol America Inc. (EAI). Average production in 2018 increased 59.2 mboed or 0.2% as compared to the 2017.

Year end 2018 resulted in 46 active drilling rigs, a 84% more than reported at the end of 2017 (25 drilling rigs). In 2018, the Ecopetrol Group drilled 579 development wells, exceeding by 18% the wells drilled the previous year.

Recovery Factor enhancement projects:

The enhanced recovery factor program is consolidated as pillar of the structured strategy for the production and reserves growth of the Business Group, representing 129 million barrels of oil equivalent or 50% of the technical reserve addition obtained in 2018, excluding the price effect. It is important to note the advances in production and reserves of the Chichimene and Castilla water injection projects, where we succeeded in implementing 39 injection processes that have leveraged production of 15 mboed. Further, the continuous steam injection project at Teca was success as it added reserves.

The success of the secondary and tertiary recovery technologies led to the contribution of 167 mboed of the Ecopetrol Group’s total daily production (approximately 23%), originating primarily from fields such as Castilla, Chichimene, Teca, La Cira Infantas, Casabe, Yariguí, Tibú, Asociación Nare, Cusiana, Cupiagua, Piedemonte and others in the Department of Huila.

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In 2018 we succeeded in executing 60 studies and 19 pilots, with investments of approximately USD 94 million, to reduce uncertainties and advance these opportunities toward medium- and long-term projects. The 19 pilots under assessment are generating daily production of approximately 17 mboed. We highlight the positive results in both efficiency of injection and response in production of the water injection pilots (Castilla, Chichimene, Apiay, Suria and La Cira sands A and B), enhanced water injection pilots (Chichimene, La Cira Infantas, Casabe and Yariguí) and steam injection pilots at Teca and Nare. In 2018 we used the steam injection technology at the Teca field for the first time, demonstrating the great potential to increase the recovery factor.

Of the 17 pilot programs that have been proven viable for expansion, investment resources were approved for eight programs: six water injection projects (Chichimene, Castilla, Suria, La Cira sands A and B, Llanito-Gala and Galán), one enhanced water injection project (Dina K) and one continuous steam injection project (Teca). Additionally, nine recovery technology expansion projects are being structured.

Ecopetrol continues to identify and assess opportunities to expand the recovery factor increase program.

Table 15: Recovery Pilot Programs - Ecopetrol Business Group

Technology	# Pilots	Under evaluation	Feasible expansion	Non-feasible expansion
Non Thermal	36	18	15	3
Water injection	19	9	9	1
Optimized water injection	1	-	1	-
CEOR	9	5	4	-
Gas injection	7	4	1	2
Thermal	6	1	2	3
Steam injection	4	-	2	2
Air injection	2	1	-	1
TOTAL	42	19	17	6

Lifting cost

Table 16: Lifting cost* - Ecopetrol Business Group

USD/Bl	4Q 2018	4Q 2017	∆ %	2018	2017	∆ (%)	% USD
Lifting cost	9.22	8.73	5.6%	8.66	7.65	13.2%	16.0%

TRM	3,165.5	2,986.0	6.0%	2,956.4	2,951.3	0.2%

* Calculated based on barrels produced without royalties

The 1.01 USD/bl increase recorded in lifting cost in 2018 as compared to 2017 is primarily due to the following:

Cost Effect (+USD 1.20/bl):

•	Higher energy consumption (+USD 0.26/bl) primarily due to: i) an increase in water barrels used in production, ii) higher number of wells drilled, iii) higher price of liquid fuels (diesel, reduced crude oil and fuel oil) used for generating electricity in the fields, and iv) higher price paid for of unregulated power.
•

Higher costs related to subsoil maintenance (+USD 0.16/bl) primarily due to the increased number and complexity of well interventions and services at our wells, which has allowed a better performance along our basic production curve (+11.7 mboed above expectation).

•	Greater contracted services in line with our increased activity and services (+USD 0.30/bl).

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•	Higher labor costs (+USD 0.16/bl) primarily due to an increase in number of hired employees and higher salary increases.
•	Increased support costs (+USD 0.32/bl) primarily due to changes in the process allocation methodology.

Exchange rate effect (-USD 0.02/bl): higher exchange rate of +5.11 pesos/dollar when converting cost in Colombian pesos to U.S. dollars.

Volume effect (-USD 0.17/bl): cost savings from production increase.

Dilution cost

Table 17: Dilution Cost* - Ecopetrol Business Group

USD/Bl	4Q 2018	4Q 2017	∆ %	2018	2017	∆ (%)	% USD
Dilution cost	4.6	4.7	-2.1%	4.5	3.9	15.4%	100%

* Calculated based on barrels sold

The increased dilution cost is primarily the result of an increase in the purchase price of naphtha, in line with the international price recovery of WTI and Brent crudes, partially offset by lower volumes consumed due to the dilution strategy, which allowed us to decrease our cumulative dilution factor from 15% as of December 31, 2017 to 14.81% as of December 31, 2018. Without taking into account the increase in naphtha prices, the dilution cost for the year ended December 31, 2018 would have been USD 3.3/bl, i.e. USD 0.57/bl less than in the year ended December 31, 2017.

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Financial Results of the Upstream Segment

Table 18: Profit and Loss Statement – Upstream

COP Billion	4Q 2018	4Q 2017	∆ ($)	∆ (%)	2018	2017	∆ ($)	∆ (%)
Sales	12,935	10,484	2,451	23.4%	49,589	35,751	13,838	38.7%
DD&A Costs	1,250	1,256	(6)	(0.5)%	5,211	5,933	(722)	(12.2)%
Variable Costs	5,065	3,583	1,482	41.4%	18,313	12,489	5,824	46.6%
Fixed Costs	2,538	2,278	260	11.4%	8,701	7,873	828	10.5%
Cost of Sales	8,853	7,117	1,736	24.4%	32,225	26,295	5,930	22.6%
Gross profit	4,082	3,367	715	21.2%	17,364	9,456	7,908	83.6%
Operating Expenses	848	819	29	3.5%	3,020	2,308	712	30.8%
Operating Profit	3,234	2,548	686	26.9%	14,344	7,148	7,196	100.7%
Financial Income (Loss)	590	(354)	944	(266.7)%	(71)	(1,332)	1,261	(94.7)%
Share of profit of companies	(91)	(16)	(75)	468.8%	125	60	65	108.3%
Net Income Before Income Tax	3,733	2,178	1,555	71.4%	14,398	5,876	8,522	145.0%
Provision for Income Tax	(1,590)	(855)	(735)	86.0%	(5,691)	(2,811)	(2,880)	102.5%
Net Income Consolidated	2,143	1,323	820	62.0%	8,707	3,065	5,642	184.1%
Non-controlling interests	18	-	18	0%	62	-	62	0%
Net income attributable to Shareholders of Ecopetrol	2,161	1,323	838	63.3%	8,769	3,065	5,704	186.1%
Recovery (expenses) impairment of non-current assets	736	257	479	186.4%	808	246	562	228.5%
Deferred Income Tax on impairment	(116)	90	(206)	(228.9)%	(138)	94	(232)	(246.8)%
Net income attributable to Shareholders of Ecopetrol	2,781	1,670	1,111	66.5%	9,439	3,405	6,034	177.2%

EBITDA	4,507	3,444	1,063	30.9%	20,110	13,226	6,884	52.0%
EBITDA Margin	34.8%	32.9%	1.9%		40.6%	37.0%	3.6%

The increase in the upstream segment revenues for the fourth quarter of 2018 as compared to the fourth quarter of 2017 is primarily due to: i) higher prices, in line with Brent performance; ii) higher production volumes as a result of the drilling campaign, emphasizing deliveries to the Cartagena Refinery to replace imported crude; and iii) a higher average COP/U.S. dollar exchange rate which had a positive effect on our revenue denominated in U.S. dollars.

The increase in the upstream segment’s costs of sales during the fourth quarter and full year 2018 as compared to the same period of 2017, is the result of:

•	Higher volumes of crude oil purchases.
•	Increased midstream costs due to public security issues that impacted the Caño Limón oil pipeline, resulting in greater reversals of crude oil transported through the Bicentenario Oil Pipeline.
•	Increased operating costs associated with higher production, water treatment and surface maintenance.
•	Additional costs for community management and well integrity.
•	These trends were partially offset by a lower depreciation cost, given the incorporation of additional reserves in 2018, compared to 2017.

The increase in the upstream segment’s operating expenses in 2018 as compared to 2017 was primarily due to the offsetting effects of: i) the book value gain generated by the recognition at fair value of the acquisition of an additional stake in the K2 field in the fourth quarter of 2017; and ii) the recognition of exploratory activity in 2017 in the Kronos-1, Parmer-1, Lunera-1, Brama-1, Molusco-1 and Godric wells. This was partially offset by the exploratory activity at the León 1 and 2 wells, recognized in the third quarter of 2018.

The upstream segment’s net financial (non-operational) income for the fourth quarter and full year 2018 as compared to same period of 2017 reflected: i) gains due to exchange rate variations as a result of the effect of the Colombian peso’s devaluation against the U.S. dollar across the segment’s average net asset position in dollars, ii) higher revenue from financial returns given the cash surpluses, and iii) savings on financial costs due to loan prepayments.

B.	Midstream

The reversal strategy implemented by the Bicentenario Oil Pipeline reduced the impact of the attacks and the installation of illegal valves affecting the Caño Limón – Coveñas Oil Pipeline, while ensuring continuity in the extraction of crude oils and hydrocarbon supplies to meet the country’s refinery demand.

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Table 19: Volumes Transported

mbod	4Q 2018	4Q 2017	∆ %	2018	2017	∆ (%)
Crude	856.7	835.5	2.5%	836.2	823.3	1.6%
Refined Products	271.4	270.4	0.4%	273.4	268.2	1.9%
Total	1,128.2	1,105.9	2.0%	1,109.6	1,091.5	1.7%

Crude volumes transported during the fourth quarter of 2018 increased by 2.5% as compared to the fourth quarter of 2017. This performance was due largely to the additional extraction of 6 mbod from Castilla Norte through the Ayacucho – Coveñas oil pipeline.

During the fourth quarter of 2018, the oil pipeline network continued to suffer disruptions caused by third parties; however, the contingent operation that was implemented mitigated these disruptions, resulting in 18 reversal cycles during the fourth quarter of 2018 and 53 during the full year 2018 by the Bicentenario Oil Pipeline. The fourth quarter of 2018 also experienced an increase in the number of attacks during the quarter (16 in the fourth quarter of 2018 as compared to 0 in the fourth quarter of 2017) and the installation of illegal valves for both crude oil and refined products (342 in the fourth quarter of 2018 as compared to 314 in the fourth quarter of 2017). Approximately 75.7% of crude volumes transported by the oil pipeline system was the property of the Ecopetrol Business Group.

The volume of refined products transported increased slightly by 0.4% in the fourth quarter of 2018 as compared to the fourth quarter of 2017, primarily as a result of the increase in local demand for fuels, greater production availability at the refineries and operational optimization of transport systems. Of particular note is the greater availability of refined products at the Barrancabermeja Refinery, contributing to our ability to optimize the use of Cenit’s transport systems. Approximately 33% of refined product volumes transported on the polyduct system corresponded to products of the Ecopetrol Business Group.

Table 20: Cost per Barrel Transported - Ecopetrol Business Group

USD/Bl	4Q 2018	4Q 2017	∆ %	2018	2017	∆ (%)	Explanation	% USD
Operational Transportation Cost	3.72	3.61	3.0%	3.33	3.30	0.9%	• Volume (-USD 0.05 /B): Increase of 1.6% of volumes transported due to reverse operation in Bicentenario pipeline. • Cost (USD 0.09 /B): Higher operation and maintenance cost.	5.0%

TRM	3,165.5	2,986.0	6.0%	2,956.4	2,951.3	0.2%	• Exchange Rate (+USD 0.03/B ): Increase of 5.1 COP/USD exchange rate.

Note: Information for 2017 was recalculated taking into consideration the change in methodology aimed at measuring efficiency in costs and operating expenses of the midstream systems (from 1Q18).

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Financial Results of the Midstream Segment

Table 21: Profit and Loss Statement – Midstream

COP Billion	4Q 2018	4Q 2017	∆ ($)	∆ (%)	2018	2017	∆ ($)	∆ (%)
Sales	3,183	2,793	390	14.0%	11,354	10,598	756	7.1%
DD&A Costs	298	289	9	3.1%	1,144	1,101	43	3.9%
Variable Costs	156	190	(34)	(17.9)%	597	634	(37)	(5.8)%
Fixed Costs	566	423	143	33.8%	1,660	1,537	123	8.0%
Cost of Sales	1,020	902	118	13.1%	3,401	3,272	129	3.9%
Gross profit	2,163	1,891	272	14.4%	7,953	7,326	627	8.6%
Operating Expenses	175	281	(106)	(37.7)%	463	637	(174)	(27.3)%
Operating Profit	1,988	1,610	378	23.5%	7,490	6,689	801	12.0%
Financial Income (Loss)	74	(92)	166	(180.4)%	(278)	(386)	108	(28.0)%
Share of profit of companies	2	(10)	12	(120.0)%	3	(42)	45	(107.1)%
Net Income Before Income Tax	2,064	1,508	556	36.9%	7,215	6,261	954	15.2%
Provision for Income Tax	(674)	(580)	(94)	16.2%	(2,621)	(2,539)	(82)	3.2%
Net Income Consolidated	1,390	928	462	49.8%	4,594	3,722	872	23.4%
Non-controlling interests	(314)	(197)	(117)	59.4%	(1,042)	(784)	(258)	32.9%
Net income attributable to Shareholders of Ecopetrol	1,076	731	345	47.2%	3,552	2,938	614	20.9%
Recovery (expenses) impairment of non-current assets	(170)	65	(235)	(361.5)%	(170)	59	(229)	(388.1)%
Deferred Income Tax on impairment	50	(24)	74	(308.3)%	51	(22)	73	(331.8)%
Net income attributable to Shareholders of Ecopetrol	956	772	184	23.8%	3,433	2,975	458	15.4%

EBITDA	2,307	1,911	396	20.7%	8,731	7,910	821	10.4%
EBITDA Margin	72.5%	68.4%	4.1%		76.9%	74.6%	2.3%

The increase in the midstream segment’s revenue in 2018 as compared to 2017, was primarily due to higher volumes associated with the Bicentenario reversals and the commissioning of the San Fernando – Apiay system. During the fourth quarter, the transport of Castilla Norte crude, segregated from Ayacucho to Coveñas, was restored.

The increase in the midstream segment’s cost of sales in 2018 as compared to 2017 was primarily a result of: i) costs associated with higher volumes transported, given the reversals at the Bicentenario oil pipeline; and ii) higher consumption of materials and supplies and an increase in depreciation, primarily related to the commissioning of the San Fernando – Apiay system at Cenit, and expansion of the P-135 at Ocensa. Cost of sales for the fourth quarter of 2018 as compared to the fourth quarter of 2017 increased due to purchases of refined products to fill the polyduct line.

The decrease in the midstream segment’s operating expenses in 2018 as compared to 2017 was the result of a combination of: i) a reversal of the provision for finalizing the P135 fee settlement agreement, posted since the last quarter of 2017; and ii) higher expenses associated with addressing emergencies and impacts caused by third parties on the transport system.

The decrease in the midstream segment’s financial expenses in 2018 and the fourth quarter of 2018 as compared to 2017 and the fourth quarter of 2017 was primarily due to revenue from exchange rate variation associated with the Colombians peso’s devaluation against the U.S. dollar on the segment’s asset position in dollars.

C.	Refining

In 2018 the refining segment maintained stable operations and positive operating performance due to optimization of the crude diet at both the Cartagena and Barrancabermeja refineries, and a comprehensive asset management, allowing the segment to achieve greater availability at processing plants and consolidate throughput of 373 mbd. The increase in crude throughput, efficient operation of the midstream and logistics systems and efficient management of operating costs and expenses helped not only to mitigate the impacts of an internal price margin scenario that is more challenging than in 2017, but also to improve the segment’s cash cost to the Business Group.

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Cartagena Refinery

Table 22: Throughput, Utilization Factor, Production and Margin – Cartagena Refinery

	4Q 2018	4Q 2017	∆ %	2018	2017	∆ (%)
Throughput * (mbod)	150.2	147.4	1.9%	151.3	135.7	11.5%
Utilization (%)	89.5%	88.3%	1.3%	89.4%	75.3%	18.7%
Production (mboed)	145.6	142.1	2.5%	146.8	131.8	11.3%
Gross Margin (USD/Bl)	9.1	12.5	(27.5)%	11.0	9.5	15.4%

* Corresponds to actual throughput, not received volumes

Crude throughput at the Cartagena Refinery increased by 11.5% in 2018 as compared to 2017 as a result of the implementation of margin improvement initiatives that eliminated bottlenecks in the various units, increasing throughput and utilization factor and the generation of valuable products. For the fourth quarter of 2018, throughput consisted of 77% domestic crude and 23% imported crude, as compared to 66% domestic and 34% imported crude during the fourth quarter of 2017.

October saw record operational availability of 97.7%, the best results since the refinery’s commissioning, positioning the Cartagena Refinery at the level of the top US Gulf refineries for this indicator.

Gross refining margin increased by 15.4% in 2018 as compared to 2017, as a result of stable operations and the implementation of initiatives for margin optimizations which allowed the segment to take advantage of diesel’s price stability and partially mitigating the negative impact of the international market environment in the cracking of refined products (principally gasoline and naphtha). It is worth noting that the impact on the fourth quarter of 2018 gross margin was due to a weakening of gasoline prices (-9.5 USD/Bl) and naphtha prices (-7.6 USD/Bl), due to oversupply of inventories worldwide, gasoline trend and low petrochemical demand due to substitution of LPG´s as compared to the fourth quarter of 2017.

Barrancabermeja Refinery

Table 23: Throughput, Utilization Factor, Production and Margin – Barrancabermeja Refinery

	4Q 2018	4Q 2017	∆ %	2018	2017	∆ (%)
Throughput * (mbod)	228.9	221.5	3.3%	221.9	209.8	5.8%
Utilization (%)	81.3%	84.3%	(3.6)%	85.0%	80.8%	5.2%
Production (mboed)	230.7	224.3	2.9%	224.4	212.4	5.6%
Gross Margin (USD/Bl)	11.1	12.0	(7.4)%	11.8	13.5	(12.6)%

* Corresponds to actual throughput, not received volumes

Throughput and production at the Barrancabermeja refinery increased in 2018 as a result of stable operations and a better use of crude throughput due to the implementation of initiatives to separate light and intermediate crudes. Of particular note, the refinery succeeded in increasing its plants’ utilization factor by 5.2% in 2018. In the final quarter of 2018 a reduction of 3.6% was posted in this indicator, due to the removal from operations of a catalytic cracking unit (UOP-II) in November 2018 due to an operational event.

Gross refining margin at the Barrancabermeja refinery decreased in 2018, in line with the performance of refined products from the US Gulf, especially gasoline and fuel oil. This trend was more pronounced in the fourth quarter of 2018 due to the seasonal effect on refined products. The impact on the fourth quarter’s 2018 gross margin was due to a smaller spread on products given the weakening of gasoline (-9.5 USD/Bl) as compared to the fourth quarter of 2017, partially compensated by the increase in prices of fuel oil, whose differential versus Brent increased (+2.1 USD / bl) as compared to the fourth quarter of 2017.

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Table 24: Refining Cash Cost3 - Ecopetrol Business Group*

USD/Bl	4Q 2018	4Q 2017	∆ %	2018	2017	∆ (%)	Explanation	% USD
Refining cash cost	4.78	4.88	-2.0%	4.81	5.03	-4.4%	• Volume (-USD 0.37 / B): Higher throughput and greater participation of national crudes in the diet of Cartagena Refinery and availability of medium and light crude oil in Barrancabermeja Refinery • Cost (+ USD 0.14 / B): Higher cost, maintenance and industrial services for higher gas prices.	10.7%

TRM	3,165.5	2,986.0	6.0%	2,956.43	2,951.32	0.2%	TRM (-USD 0.01 / B): Higher TRM of 5.11 COP per USD.

* Includes Barrancabermeja and Cartagena refineries and Esenttia

Quality of Fuels

In 2018 Ecopetrol established an internal method to gradually improve fuel quality, with a view to reducing the sulfur content of gasoline and diesel. As of December 31, 2018, diesel distributed by the Ecopetrol Business Group in Colombia averaged 16 ppm, and 108.4 ppm for gasoline, levels below the current Colombian regulation of 50 ppm for diesel and 300 ppm for gasoline. This was a result of greater synergies between the Cartagena and Barrancabermeja refineries, as well as operating adjustments in the midstream and logistics systems to achieve cleaner fuels.

These efforts also yielded a supply of diesel below 25 ppm (reaching values of 14 ppm in December) in the city of Medellín and the Valle de Aburrá, since March 2018.

Bioenergy and Esenttia

In 2018 Bioenergy continued the stabilization phase of its agricultural and industrial operations, producing 47.1 million liters of ethanol, as compared to 36 million liters in 2017. Sales for the year were negatively impacted by the drop in regulated ethanol prices, in line with the behavior of international sugar prices, and oversupply of ethanol, due primarily by ethanol imports from the United States. Between April and August 2018, 100% of the general inter-harvest maintenance plan was also fulfilled, and in the fourth quarter of the year industrial performance tests were successfully completed.

Additionally, in 2018 Esenttia demonstrated excellent safety performance, and its stable operations as well as cost optimization efforts helped offset higher price and volatility of our raw material.

3 The cash cost indicator shown in this report for 4Q 2017 differs from the one reported in the 4Q 2017 report, because of comparative purposes the refining cash cost for 4Q 2017 was recalculated to include the costs of the Cartagena refinery.

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Financial Results for the Refining Segment

Table 25: Profit and Loss Statement – Refining

COP Billion	4Q 2018	4Q 2017	∆ ($)	∆ (%)	2018	2017	∆ ($)	∆ (%)
Sales	10,202	8,184	2,018	24.7%	37,011	28,644	8,367	29.2%
DD&A Costs	333	265	68	25.7%	1,249	1,083	166	15.3%
Variable Costs	9,156	6,873	2,283	33.2%	32,443	23,969	8,474	35.4%
Fixed Costs	583	615	(32)	(5.2)%	1,966	1,803	163	9.0%
Cost of Sales	10,072	7,753	2,319	29.9%	35,658	26,855	8,803	32.8%
Gross profit	130	431	(301)	(69.8)%	1,353	1,789	(436)	(24.4)%
Operating Expenses	362	373	(11)	(2.9)%	1,126	1,493	(367)	(24.6)%
Operating Profit (Loss)	(232)	58	(290)	-500.0%	227	296	(69)	>500%
Financial Income (Loss)	(965)	(92)	(873)	948.9%	(1,666)	(783)	(883)	112.8%
Share of profit of companies	5	1	4	400.0%	28	15	13	86.7%
Net Loss Before Income Tax	(1,192)	(33)	(1,159)	3,512.1%	(1,411)	(472)	(939)	198.9%
Provision for Income Tax	968	53	915	1,726.4%	897	(245)	1,142	(466.1)%
Net Loss Consolidated	(224)	20	(244)	(1,220.0)%	(514)	(717)	203	(28.3)%
Non-controlling interests	-	1	(1)	(100.0)%	3	2	1	50.0%
Net Loss attributable to Shareholders of Ecopetrol	(224)	21	(245)	(1,166.7)%	(511)	(715)	204	(28.5)%
Recovery (expenses) impairment of non-current assets	(1,062)	1,077	(2,139)	(198.6)%	(985)	1,068	(2,053)	(192.2)%
Deferred Income Tax on impairment	196	(113)	309	(273.5)%	180	(112)	292	(260.7)%
Net income (loss) attributable to Shareholders of Ecopetrol	(1,090)	985	(2,075)	(210.7)%	(1,316)	241	(1,557)	(646.1)%

EBITDA	228	423	(195)	(46.1)%	1,961	1,940	21	1.1%
EBITDA Margin	2.2%	5.2%	(3.0)%		5.3%	6.8%	(1.5)%

The increase in the refining segment’s revenue for both the fourth quarter and 2018 as a whole as compared to both the fourth quarter and 2017 as a whole was primarily due to: i) the higher price of the average weighted basket of refined products; ii) higher sales volumes due to greater refinery throughput; and iii) stabilized operations at the Cartagena Refinery.

The increase in the refining segment’s cost of sales for both the fourth quarter and 2018 as a whole as compared to both the fourth quarter and 2017 as a whole was primarily due to: i) higher crude oil purchases associated with greater throughput at Reficar and Barrancabermeja; ii) higher purchases of refined products to reduce the sulfur content of fuels for the local market during the fourth quarter of 2018, and iii) higher cost associated with the increase in international prices. All of this was partially offset by a more cost-effective diet at the Cartagena Refinery, incorporating a higher percentage of domestic crude oil.

Despite achieving a more cost-effective diet at the Cartagena Refinery, the segment recorded a decrease in international margins for refined products, especially in gasolines and naphthas, yielding lower gross profit for the segment.

The decrease in the refining segment’s operating expenses 2018 as compared to 2017 was primarily due to the Cartagena Refinery’s stabilization.

The refining segment’s financial (non-operating) loss for the fourth quarter of 2018 as compared to the fourth quarter of 2017 increased primarily due to the negative effect that the devaluation of the Colombian peso against the US dollar had on the segment’s net liability position in US dollars.

5.	Results of Efficiency Initiatives

The results of the Business Group’s efficiency strategy in the fourth quarter of 2018 allowed for the incorporation of efficiencies totaling COP 954 billion. Thus, accumulated efficiencies in 2018 totaled COP 2.7 trillion, an increase of 6% as compared to those reported in 2017. These results were leveraged on management of the company’s various business areas.

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Table 26: Principal structural savings initiatives in 2018

COP Billion	4Q 2018	4Q 2017	2018	2017
Reduction of deferred production	-5	25	248	229
Optimization of costs of drilling and facilities construction	476	485	1,113	724
Increase of refineries revenue	126	137	520	373
Energy Strategy - Surplus sales + Cost optimization	75	20	168	63
Dilution and evacuation of heavy crude oil	-8	88	55	352
Improvement of commercial strategy	70	97	195	188
Operative optimization	42	112	102	231
Reduction of O&M costs Midstream	49	149	139	252
Optimization of refining cash cost	110	12	141	35
Savings on staff areas, logistics and others	19	50	52	141
TOTAL	954	1,175	2,732	2,588

6.	Investments

•	As of December 31, 2018, the Ecopetrol Group’s cumulative investment totaled USD 2,917 million, equivalent to USD 3,004 million when calculated using the exchange rate set in the 2018 Investment Plan.[4] This is a 32% increase in investment as compared to 2017, focused on ensuring the company’s growth and future sustainability.

•	The exchange rate appreciation, which accelerated in the fourth quarter of 2018, yielded a lower U.S. dollar cost, by USD 87 million, of activities executed in COP.

•	Of the total investment in 2018, 81% was concentrated in the upstream segment, with a 35% increase as compared to 2017. We note that 59% of these resources were directed at projects focused on increasing reserves and producing hydrocarbons, and 11% at studies of important domestic fields and the development of enhanced recovery technologies.

•	Despite external impacts, the Ecopetrol Group executed a significant volume of investments through management efficiency and capital discipline, largely by saving on drilling activities, cost optimization during the maturation process and controlled risk management which, in total, represented approximately 12% of the annual plan.

•	In the fourth quarter of 2018 we executed investments of USD 1,119 million, a 42% increase as compared to the third quarter of 2018 (USD 789 million) and 38% as compared to the fourth quarter of 2017 (USD 808 million). This was the result of: i) higher activity levels, ii) implementation of strategies focused on maturation and the start of execution of new initiatives, and iii) recovery from delays caused by social and environmental contingencies that occurred during the course of the year.

4 Plan exchange rate: COP 2,950, Implicit exchange rate in execution: COP 3,096

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Table 27: Investments by segment - Ecopetrol Business Group

2018 (USD Million)	Ecopetrol S.A.	Affiliates and Subsidiaries	Total	Share
Production	1,966.1	182.5	2,148.6	73.7%
Refining, Petrochemicals and Biofuels	135.5	135.2	270.7	9.3%
Exploration	76.3	142.8	219.1	7.5%
Transportation	2.5	218.6	221.1	7.6%
Corporate	56.0	0.9	56.9	2.0%
Total	2,236	680	2,917	100%

Production: Investment increased by 57% in 2018 when compared to 2017. The Ecopetrol S.A. drilling campaign focused on Stages 1 and 2 of the Castilla fields, La Cira Infantas and the B3 module of the Rubiales field. Highlights include: i) the ongoing construction of the condensate stabilization plant at the Cupiagua field, which will maximize the value of the rich gas produced at Piedemonte Llanero and, ii) the infill drilling campaign at Chichimene. Among our subsidiaries, investments were concentrated primarily at Ecopetrol América Inc. and Hocol. As of December 31, 2018, 579 development wells had been drilled, and over 560 capitalizable workovers executed.

In addition, USD 162 million were invested in strategic studies to reduce petro-technical uncertainty, with the drilling of 26 study wells in important fields such as Tibú, Apiay, Área Sur, Caño Sur, Provincia, Llanito and Yariguí; along with USD 94 million invested in studies and enhanced-recovery technology development.

In 2018, over 25 initiatives progressed, thus initiating their execution stages, and are expected to lead to approximately USD 3 billion in investment and 300 wells to be drilled. Among these, we would like to highlight the start of execution of:

•	Akacías: in February 2018 the incremental Module A1 was approved; this approval reactivated the development of the Akacías field, the country’s fifth-largest original oil asset, where no investment projects had been developed since 2014. Additionally, in July 2018 the start of the maturation of the A2 Module began.

•	Teca-Cocorná: in September 2018 the start of execution of the first stage of the Teca-Cocorná development, in association with OXY, was approved. The total estimated investment reached USD 1.1 billion. This will be Ecopetrol´s first continuous steam injection project, which will allow Ecopetrol to gain experience in implementing this type of technology and, potentially, expand it to other heavy crude oil fields.

•	Caño Sur: the commissioning of the first stage of the comprehensive development project of Module 2 of the Caño Sur block was approved, as was the maturing of Stages 2 and 3. For this project, investments of USD 1.2 billion between 2019 and 2025 are estimated.

•	Castilla: stage 3 of the comprehensive Castilla module was approved in November 2018, with an estimated total investment of USD 306 million between 2018 and 2020 for the drilling of 54 wells and development of their respective facilities.

Exploration: investments totaling USD 219 million were made during 2018, concentrated primarily in greater rollout of exploratory activity and presence in international blocks. We note Ecopetrol’s entry into the Brazilian Pre-Salt in the Pau-Brazil block, which was awarded to the joint venture between BP Energy (50% - Operator), Ecopetrol (20%) and CNOOC Petroleum (30%); and in the Saturno block, with a 10% stake for Ecopetrol5, in alliance with Shell (45% - Operator) and Chevron (45%). Additionally four blocks were incorporated (Green Canyon 404, 405, 448 and 492) in the Gulf of Mexico, as a result of Ecopetrol America Inc’s participation in the GOM - Lease Sale 251 Round.

5 Pending approval of the Brazilian National Agency of Petroleum, Natural Gas, and Biofuels

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We also highlight Ecopetrol’s stake in the Andina-1 and Andina-2 wells in the municipality of Tame, Arauca, in joint venture with Parex Resources; and Hocol’s investments in civil works, viability and drilling of the Arrecife-1 and Payero-E1ST wells.

In line with the above, the investment executed during 2018 resulted in the completion of the drilling of 12 exploratory wells (Bufalo-1, Pulpo-1, Andina-1, Payero-E1ST, Arrecife, Cosecha C-01, Jaspe-6D, Chipiron Far North 01, Ocelote 500, Ocelote 510, Ocelote 520 and Cira 7000) and five appraisal wells (Coyote-2, Capachos Sur-2, Rex NE-02-ST1, Andina-2 and Jaspe-7D), as well as the acquisition of 61,286 km3 of 2D seismic and 16,803 km2 of 3D seismic in Colombia, Mexico and Brazil.

Refining, Petrochemicals and Biofuels: major maintenance and operational continuity activities were executed at the UOP II cracking units, Industrial Services, Unibon, Paraffins and Polyethylenes at the Barrancabermeja refinery, as well as plant maintenance, process safety, and HSE initiatives at the Cartagena refinery.

Midstream: operational continuity activities were carried out on the various oil pipeline and polyduct systems of Cenit and its subsidiaries, and progress was made at building the polyduct on the Chinchiná-Pereira branch line that will serve the country’s western regions. We carried out maintenance on the Ayacucho-Galán and Cartagena-Baranoa branch lines.

Our 2019 investment plan calls for investments between USD 3.5 billion and 4 billion, excluding inorganic growth. The plan approved by the Board of Directors aims at ensuring the Company’s growth and consolidation strategy, with efficient, profitable and safe operations. Investments have been prioritized under the scope of capital discipline, and are focused on ensuring the company’s future sustainability through increased reserves and hydrocarbon production.

In line with the Business Group’s strategic priorities, the 2019 investment plan contemplates 81% of resources to be allocated to the upstream segment. 2019 will be a year of increased activity, with emphasis on i) the drilling of over 700 development wells, at least 12 exploratory wells in Colombia’s continental territory, ii) the acquisition of over 50,000 kilometers of seismic, iii) and the development of 15 enhanced recovery pilots.

92% of total investment will be allocated to projects in Colombia, with the remainder invested in positioning the Ecopetrol Group in high-potential basins in the United States, Mexico and Brazil.

Investments in the refining and midstream segments, equivalent to 18% of the plan, will be focused on ensuring the reliability, integrity, performance standards, and operation efficiency of the Barrancabermeja and Cartagena refineries, and the entire oil pipeline and polyduct network. We note that to maintain reliable, efficient and safe operations in all segments, investments in oil infrastructure integrity and sustainability will be increased by 15% compared to 2018.

The plan includes the incorporation of renewable energy sources, the digital transformation program and the development and implementation of technologies to optimize the Group’s operations throughout its entire chain of production and distribution.

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II.	Social and Corporate Responsibility (Ecopetrol S.A.)

1.	HSE Performance

Table 28: HSE (Health, Safety and Environmental) Performance)6

HSE Indexes*	4Q 2018	4Q 2017	2018	2017
Total Recordable Incidents Rate (accidents per million labor hours)	0.71	0.69	0.63	0.69
Environmental incidents	4	4	20	15

Relevant milestones:

In line with the commitment on safety as a pillar of our operations, we note the strengthening of the “Crisis Management Model”, which incorporates lessons learned from incidents and emergencies that occurred during 2018. Moreover, we are committed with the discipline in the reporting, the analysis and the assessment of actual and potential crises, the formation of specific teams to handle complex issues, and the use of technological support to guarantee collaborative efforts and timely information for decision making.

With the goal of aligning our practices with global standards, Ecopetrol S.A. has satisfied the annual recertification auditing requirements of the ISO 14001 and OHSAS 18001 standards, allowing the Company to continue with the certifications during 2019.

During 2018 Ecopetrol S.A. participated in various scenarios for developing the regulatory legal framework with the Colombian Labor Ministry and the National Advisory Commission on Industrial and Technological Risks (CENARIT), as well as the National Disaster Risk Management Unit for defining the level of Individual Tolerable Maximum Risk in the context of a major accident.

2.	Environment, Social Responsibility and Corporate Governance

Social Investment:

During the fourth quarter of 2018, Ecopetrol invested resources for socio-environmental projects, which amounted COP 23 billion. In aggregate, for 2018 the total resources invested were COP 52 billion, out of which 98% corresponded to voluntary investment. According to the investment pillars established in the Environmental Management Strategy, cumulative investment was distributed as follows: i) closing of socio-economic gaps and the promotion of peace (COP 39 billion); ii) institutional strengthening (COP 8 billion); and iii) diversification and strengthening of regional economies (COP 5 billion).

In the context of Corporate Responsibility and Sustainability, in 2018 the efforts were focused on developing the following activities:

-	Ecopetrol S.A. joined the “Climate and Clean Air Coalition” (CCAC), a voluntary association of governments, inter-governmental organizations, companies, scientific institutions, and civilian organizations that seeks to improve air quality and protect the climate through actions to reduce short-lived climate pollutants, such as methane, black carbon and greenhouse gas effects. With its membership, Ecopetrol S.A. becomes one of ten oil companies in the world that have made this commitment.

6 *The results of the indicators are subject to subsequent change at the close of the quarter, as some accidents and incidents are reclassified according to the final results of the investigations.

** Starting 2018, the results of the Ecopetrol Business Group are reported.

*** Environmental incidents are hydrocarbon spills greater than one barrel, with environmental impact

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-	During the year we focused our efforts on activities such as reusing water in our operations, saving 85 million cubic meters. This represents an increase of 21.4% as compared to the amount reused in 2017, allowing us to optimize necessary water resources.
-	Decrease of 1.2 million tons of CO2 as a result of the implementation of process optimization projects, using natural gas for electricity generation or sale and energy efficiency.
-	Revenue of COP 18 billion from the sale of 30,272 tons of waste generated in the various operating areas.
-	Incorporation of the “Environment Strategy” as a minimum requirement in assessing the contractual processes of Ecopetrol’s strategic procurement campaigns, including: i) drill contracting campaign, ii) construction strategy, iii) liquid hydrocarbons midstream campaign, iv) workover campaign, and v) solar energy projects in the Meta Region, as well as others.

Corporate Governance Update Model

In 2018, Ecopetrol S.A. initiated the process of updating its Corporate Responsibility strategic guidelines, oriented towards consolidating it as a cross-disciplinary component in guiding business strategy. The new Corporate Responsibility strategic guidelines are expected to be implemented during 2019 will be carried throughout the following three work focuses:

-	Corporate Integrity: focuses on ensuring consistency between what we say, promise and practice as a company
-	Human Rights: seeks to ensure promotion of and respect for Human Rights, based on the principle of due diligence.
-	2030 Sustainable Development Agenda: seeks to implement the company’s contribution to fulfill the goals established by Colombia in line with satisfying the Sustainable Development Objectives (SDO) approved by the United Nations.

With the update of the Corporate Governance Model, Ecopetrol seeks to implement a model that ensures fulfillment of the strategy and a controled environment in line with the requirements of the Board of Directors and shareholders.

III.	Strategy Update

Having reached the most significant operational and financial milestones outlined in our 2017 – 2020 Business Plan, and with an operative and financially strengthened company, the Ecopetrol Business Group is prepared for new challenges. In the new 2019 – 2021 Business Plan, the strategic priorities of the GEE are still in force: we will continue focused on the reserves and production growth, supported in an strict capital discipline criteria, and the generation of efficiencies and cash protection, variables that allowed the delivering of the best financial results in the last 5 years. However, we have updated the Plan going forward seeking to maximize the value creation to our shareholders through the full use of our solid incumbent and integrated position in Colombia, under renewed criteria of sustainability, competitiveness and profitability.

Among the most relevant operational and financial goals of the Plan towards 2021 are: (i) achieve organic production levels between 750-770 mboed, (ii) growth of the Ecopetrol Group's total reserves, maintaining the organic reserve replacement index above 100%, without considering the price effect, (iii) make feasible the optimum throughput of the integrated refining system at a level between 370-400 mbpd, (iv) increase transported volumes in line with the country’s production, (v) invest between USD 12-15 billion that reflect in a ROACE level above 11%, at Plan prices; and (vi) maintain a robust cash position and optimal leverage that preserves the company’s investment grade. The Plan considers a reference price of US$65/bl.

Growth in reserves and production will be supported in four levers: the sustained level in oil in place and the program to increase the recovery factor in current fields, the diversification of the exploratory portfolio in Colombia, the internationalization of our operations, which includes organic and inorganic businesses, and the development of unconventional hydrocarbons potential.

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Regarding our strategy in current fields, we estimate than by 2021 the Original Oil in Place of Ecopetrol S.A. associated with our assets in Colombia would be at 60 billion barrels compared to 55 billion barrels that we have today. This result, historic record of the Ecopetrol fields in Colombia, that present greater volumes than those initially estimated, is a consequence of seismic reprocessing, re-study of reservoirs and drilling of advanced wells, among others. Additionally, the enhanced recovery program will continue to leverage the excellent results of the Group in terms of reserves and production growth. Through the development of the current potential and the recovery program, we expect to increase the recovery factor from the current 19% to 21% by 2021, based on Ecopetrol's oil in place (55 billion barrels of OOIP) and the production, both at the end of 2018.

Growth in the exploratory portfolio in Colombia will prioritize in the incorporation short cycle resources through the strengthening of the Near Field Exploration activity, the expansion of the Group's presence in high potential underexplored basins, such as Putumayo and Piedemonte, and the development and feasibility of the potential in the Caribbean Offshore.

Otherwise, the internationalization level seeks to efficiently develop and exploit the potential of the position created in recent years in Brazil, US GoM and Mexico. It also considers the active search of acquisition opportunities of assets in those geographies under a strict criteria of value generation.

Finally, the unconventional hydrocarbons lever reflects the material opportunity of reserves growth that Colombia has, with an identified potential so far in 2 of 8 basins of approximately 10 tera cubic feet of gas and between 4 and 7 trillion barrels of crude. Ecopetrol has destined US$ 500 billion in the 2019-2021 period for the pilot development, whose realization is subject to the Government’s decision in this matter and which, if successful, would allow to advance to a commercial expansion phase after 2022. At the same time, unconventional opportunities are being explored in the most prolific basins in the United States, which may allow leveraging the knowledge of the Business Group in this field.

The development of this strategy would enable the GEE a production of between 750-770 mboed by 2021, with a reserve replacement index, without including the price effect, of 100%, excluding the impact of eventual acquisitions or divestments.

The company’s sustainability and growth are also leveraged in the concept of integration of the different segments. We expect that the Midstream segment will continue to be an important cash generator, with estimated EBITDA margin levels between 75% - 80%. The 2019-2021 Plan will be focused in improving the efficiencies and synergies in the transport system, as well as the capture of investment opportunities in polyducts, associated to the increase in demand for fuels in Colombia, for which investments of US $ 300 million are estimated. It is projected that transport systems will mobilize between 1.10-1.25 million barrels of oil and products per day for the analyzed period.

The Downstream segment will focus on this time horizon in the use and optimization of the current infrastructure, with an expected refining throughput between 370-400 mbpd and the increase in the refining margin, which is projected to range between US $12-15 / bl. The above, thanks mainly to the materialization of synergies between the Cartagena and Barrancabermeja refineries, and the capture of market opportunities associated with the IMO (International Maritime Organization) regulation, which tends to the use of fuels with lower sulfur content in maritime transport.

On the path of producing cleaner fuels for the country, in the 2019-2021 period we expect to deliver diesel of 20ppm of sulfur versus the regulation of 50ppm of sulfur and gasoline with 100ppm of sulfur versus 300ppm of sulfur. This period also contemplates maturing investment opportunities to increase production capacity and / or conversion in refineries, in line with the opportunities created by the projected increase in domestic demand.

The development of the plan is leveraged in 6 enablers that will improve the company’s competitiveness and integral sustainability: (i) commercial transformation, (ii) the development of the gas natural market, (iii) digital and technological transformation, (iv) greater efficiencies, (v) ESG (Environment, Social and Governance) and (vi) energy transition.

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The transformation of the commercial function will seek to capture value in the entire logistics chain and evolve towards the trading supported in fixed assets (asset-back trading). From this transformation it is expected to generate additional income of more than US$ 400 billion between 2019 and 2021.

It is anticipated that medium-term demand for natural gas in Colombia will continue to grow, eventually exceeding the existing local supply. In this context, Ecopetrol continues with the technical and commercial maturation necessary for the development and start-up of gas resources in the Colombian Caribbean in the medium term, as well as the search for potential strategic partners. There are also opportunities to develop new gas commercialization and trading options.

From the new technologies, Ecopetrol will initiate a Digital Transformation of its operations and processes. The application of artificial intelligence and advanced analytics to optimize production processes, intelligent self-regulated assets and the automation and digitization of activities, among others, will contribute to this process. This front has the potential to generate benefits between US $240 and 400 billion between 2019 and 2021.

After the success of the Transformation Program that we started in 2015, which accumulates almost US $3,300 billion in efficiencies to date, we seek to consolidate the culture of continual cost and investment optimization. It is expected to capture savings of US$ 1,450-2,000 million for the period 2019 - 2021. This new wave of efficiencies is mainly concentrated on: (i) capex efficiencies, (ii) revenues and margins optimizations, and (iii) efficiencies in opex.

In terms of sustainability, the Business Group seeks to be a reference for the contributions and positive impacts it generates in the long term. For this, the ESG strategy aims to the integral management of water, the protection of biodiversity, climate change and the circular economy, all within the framework of the Sustainable Development Goals 2030 Agenda agreed at the UN, respect for Human Rights and corporate integrity. The socio-environmental investment between 2019 and 2021 is estimated at COP $ 2 trillion, of which approximately 25% could be executed under the mechanism of “Obras por Impuestos”.

Preparing for the energy transition, the GEE proposes an efficient use of energy, which would reduce the GEE’s cost of energy by US $100 billion by 2021, increase self-generation with natural gas by 120 MW, and incorporate 60 MW of renewable photovoltaic energy to the energy matrix of Ecopetrol, which already has 43 MW of generation with biomass.

The execution of the business plan will require investments between US $12-15 trillion during the 2019-2021 horizon, of which approximately 82% would be allocated to the Upstream, 8% to the Midstream, 7% to the Downstream and 3% to other corporate projects. These investments exclude inorganic growth activities, which may be financed by the company's operating generation.

It is expected that a profitable growth and greater cost efficiencies will allow the GEE to generate a solid cash position of US $12 billion that contributes flexibility for growth in face of different price cycles. At a Brent price of US $65/Bl, the Group's ROACE would remain at levels higher than 11%, leveraged by solid EBITDA generation and investment efficiency amidst strict capital discipline.

The plan does not require additional indebtedness and seeks to maintain leverage metrics that help the company to maintain its investment grade and its competitiveness against its industry peers. In line with the above, and giving flexibility for specific optimizations of the capital structure during the period, we expect to maintain a ratio of gross debt to EBITDA between 1.0-1.5 times.

With the execution of this Plan, Ecopetrol remains committed to a safe operation, the protection of the environment and the communities in the areas in which we operate, and with the satisfaction of our collaborators, conditions that will allow to generate a prosperity shared space and constructive dialogue with all our stakeholders.

IV.	Quarterly Results Presentations

Ecopetrol’s management will hold two online presentations to review the fourth quarter of 2018 results:

Spanish	English
February 27, 2019	February 27, 2019
8:00 a.m. Bogotá	9:30 a.m. Bogotá
8:00 a.m. New York	9:30 a.m. New York

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Internet streaming will be available on the Ecopetrol website at www.ecopetrol.com.co

The presentation via webcast will be available at the following links:

https://event.on24.com/wcc/r/1924686/928EF2CE66DEBDD1250790C13C879910 (Spanish)

https://event.on24.com/wcc/r/1924706/1798AABC0B837E7ECCF526D3E9B5613A (English)

Please ensure that your browser allows for normal operation of the online presentation. We recommend the latest versions of Internet Explorer, Google Chrome and Mozilla Firefox.

Statements on future projections:

This press release may contain statements on future projections relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. These are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance the company’s business plan. Achieving these estimates in the future depends on changes in market conditions, government regulations, competitive pressures, performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without prior notice.

Contact Information:

Capital Markets Manager

María Catalina Escobar

Telephone: +571-234-5190 - Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: +571-234-4329 - Email: mauricio.tellez@ecopetrol.com.co

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Ecopetrol Business Group Appendices

Table 1: Profit and Loss Statement – Ecopetrol Business Group

COP Billion	4Q 2018	4Q 2017	2018	2017
Revenue
Local Sales	8,645	7,902	33,023	28,236
Export Sales	9,669	7,461	34,797	26,974
Total Revenue	18,314	15,363	67,820	55,210
Cost of Sales
Depreciation, Amortization and Depletion	1,881	1,810	7,605	8,117
Variable cost DD&A	1,190	1,186	5,050	5,750
Fixed cost depreciation	691	624	2,555	2,367
Variable Costs	7,413	5,500	24,773	20,803
Imported products	3,643	2,591	11,810	11,637
Purchase of Hydrocarbons	2,550	2,142	10,121	7,067
Hydrocarbon Transportation Services	134	100	697	666
Inventories and others	1,086	667	2,145	1,433
Fixed Costs	2,648	2,435	8,792	7,973
Contracted Services	872	728	2,837	2,422
Maintenance	758	551	2,261	2,039
Labor Costs	590	488	2,106	1,815
Other	428	668	1,588	1,697
Total Cost of Sales	11,942	9,745	41,170	36,893
Gross Income	6,372	5,618	26,650	18,317
Operating Expenses	1,382	1,402	4,592	4,185
Administration expenses	1,189	489	3,205	2,843
Exploration and Projects expenses	193	913	1,387	1,342
Operating Income	4,990	4,216	22,058	14,132
Finance result, net	(301)	(538)	(2,011)	(2,501)
Foreign exchange, net	241	156	372	6
Interest, net	(568)	(538)	(2,017)	(1,980)
Financial Income/Loss	26	(156)	(366)	(527)
Share of profit of companies	(84)	(25)	155	33
Income before income tax	4,605	3,653	20,202	11,664
Income Tax	(1,296)	(1,382)	(7,415)	(5,595)
Net Income Consolidated	3,309	2,271	12,787	6,069
Non-controlling interest	(296)	(196)	(977)	(782)
Net income attributable to Owners of Ecopetrol	3,013	2,075	11,810	5,287
Recovery (expenses) impairment of non-current assets	(496)	1,399	(347)	1,373
Deferred Income Tax on impairment	130	(47)	93	(40)
Net income attributable to owners of Ecopetrol	2,647	3,427	11,556	6,620

EBITDA	7,042	5,778	30,798	23,075
EBITDA Margin	38.5%	37.6%	45.4%	41.8%

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Table 2: Statement of Financial Situation / Balance Sheet – Ecopetrol Business Group

COP Billion	December 31, 2018	December 31, 2017	∆ (%)
Current assets
Cash and cash equivalents	6,312	7,946	(20.6)%
Trade and other receivables	8,194	6,099	34.3%
Inventories	5,100	4,601	10.8%
Current tax assets	1,031	625	65.0%
Other financial assets	5,321	2,968	79.3%
Other assets	1,022	881	16.0%
	26,980	23,120	16.7%
Non-current assets held for sale	51	104	(51.0)%
Total current assets	27,031	23,224	16.4%

Non-current assets
Investments in associates and joint ventures	1,844	1,330	38.6%
Trade and other receivables	756	777	(2.7)%
Property, plant and equipment	62,770	61,360	2.3%
Natural and environmental resources	23,075	21,308	8.3%
Intangibles	411	380	8.2%
Deferred tax assets	5,747	5,346	7.5%
Other financial assets	2,827	3,566	(20.7)%
Other assets	1,780	1,602	11.1%
Total non-current assets	99,210	95,669	3.7%

Total assets	126,241	118,893	6.2%

Liabilities
Current liabilities
Loans and borrowings	4,020	5,145	(21.9)%
Trade and other payables	8,946	6,968	28.4%
Provision for employees benefits	1,817	1,830	(0.7)%
Current tax liabilities	1,751	2,006	(12.7)%
Accrued liabilities and provisions	814	559	45.6%
Other liabilities	477	339	40.7%
Total current liabilities	17,825	16,847	5.8%

Non-current liabilities
Loans and borrowings	34,043	38,403	(11.4)%
Trade and other payables	31	29	6.9%
Provision for employees benefits	6,790	6,502	4.4%
Deferred tax liabilities	738	813	(9.2)%
Accrued liabilities and provisions	6,940	5,979	16.1%
Other liabilities	570	539	5.8%
Total non-current liabilities	49,112	52,265	(6.0)%

Total liabilities	66,937	69,112	(3.1)%

Equity
Equity attributable to owners of the Company	57,214	47,899	19.4%
Non-controlling interests	2,090	1,882	11.1%
Total Equity	59,304	49,781	19.1%

Total liabilities and equity	126,241	118,893	6.2%

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Table 3: Cash Flow Statement – Ecopetrol Business Group

COP Billion	4Q 2018	4Q 2017	2018	2017
Cash flow provided by operating activities:
Net income attributable to Owners of Ecopetrol S.A.	2,647	3,427	11,556	6,620
Adjustments to reconcile net income to cash provided by operating activities:
Non-controlling interests	296	196	977	782
Income tax	1,166	1,429	7,322	5,635
Depreciation, depletion and amortization	1,912	1,837	7,690	8,267
Foreign exchange (gain) loss	(241)	(156)	(372)	(6)
Finance costs recognised in profit or loss	742	843	3,068	3,139
Dry wells	26	624	899	898
Loss (gain) on disponsal of non-current assets	23	(23)	(1)	27
Impairment of current and non-current assets	621	(1,367)	483	(1,342)
Fair value (gain) on financial assets valuation	(38)	4	(93)	(105)
Profit in acquisition of participations in joint operations	-	(451)	12	(451)
Gain on assets for sale	(1)	(4)	-	(180)
(Gain) loss on share of profit of associates and joint ventures	84	25	(155)	(33)
Realized foreign exchange cash flow hedges	270	168	656	583
Others minor items	42	14	35	14
Net changes in operating assets and liabilities	(882)	(116)	(3,035)	(2,657)
Income tax paid	(2,143)	(97)	(6,650)	(4,217)
Cash provided by operating activities	4,524	6,353	22,392	16,974

Cash flows from investing activities:
Investment in property, plant and equipment	(1,377)	(954)	(3,303)	(2,363)
Investment in natural and environmental resources	(1,939)	(1,352)	(5,052)	(3,568)
Payments for intangibles	(32)	(15)	(106)	(176)
Sale of assets held for sale and equity instruments	-	35	-	216
(Purchases) sales of other financial assets	3,532	(1,569)	(844)	565
Interest received	137	109	384	406
Dividends received	55	1	109	270
Proceeds from sales of assets	126	197	171	266
Net cash (used in) provided by investing activities	502	(3,548)	(8,641)	(4,384)

Cash flows from financing activities:
Proceeds (repayment of) from borrowings	(5,265)	(1,901)	(8,752)	(8,562)
Interest paid	(843)	(642)	(2,611)	(2,697)
Dividends paid	(141)	(200)	(4,428)	(1,505)
Net cash used in financing activities	(6,249)	(2,743)	(15,791)	(12,764)

Exchange difference in cash and cash equivalents	416	31	406	(290)
Net (decrease) increase in cash and cash equivalents	(807)	93	(1,634)	(464)
Cash and cash equivalents at the beginning of the period	7,119	7,853	7,946	8,410
Cash and cash equivalents at the end of the period	6,312	7,946	6,312	7,946

Table 4: EBITDA Reconciliation, Business Group

COP Billion	4Q 2018	4Q 2017	2018	2017
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	2,647	3,427	11,556	6,620
+ Depreciation, depletion and amortization	1,912	1,837	7,690	8,267
+/- Impairment of non-current assets	496	(1,399)	347	(1,373)
+/- Gain in acquisition of participation in joint operations	-	(451)	12	(451)
+/- Finance results, net	301	538	2,011	2,501
+ Income tax	1,166	1,429	7,322	5,635
+ Other taxes	224	201	883	1,094
+/-Non-controlling interest	296	196	977	782
CONSOLIDATED EBITDA	7,042	5,778	30,798	23,075

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Table 5: EBITDA Reconciliation by Segment (Q4 2018)

COP Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	2,781	(1,090)	956	2,647
+ Depreciation, depletion and amortization	1,257	354	301	1,912
+/- Impairment of non-current assets	(736)	1,062	170	496
- Gain in acquisition of participation in joint operations	-	-	-	-
+/- Finance results, net	(590)	965	(74)	301
+ Income tax	1,706	(1,164)	624	1,166
+ Other taxes	107	101	16	224
+/-Non-controlling interest	(18)	-	314	296
CONSOLIDATED EBITDA	4,507	228	2,307	7,042

V.	Appendices: Ecopetrol S.A. Results

Following are the Income Statements and Statements of Financial Situation of Ecopetrol S.A.

Table 6: Income Statement

COP Billion	4Q 2018	4Q 2017	2018	2017
Total Sales	15,711	13,549	60,026	46,490
Variable Costs	8,508	7,015	31,618	25,685
Fixed Costs	3,074	2,871	10,665	9,783
Cost of Sales	11,582	9,886	42,283	35,468
Gross Profits	4,129	3,663	17,743	11,022
Operating Expenses	901	937	2,235	2,482
Operating Income	3,228	2,726	15,508	8,540
Financial Income (Loss)	(311)	(367)	(1,706)	(1,753)
Share of profit of companies	471	2,276	2,407	3,061
Income before income tax	3,388	4,635	16,209	9,848
Income Tax	(1,201)	(881)	(5,163)	(2,901)
Net Income before impairment	2,187	3,754	11,046	6,947
Recovery (expenses) impairment of non-current assets	573	(516)	645	(516)
Deferred Income Tax on impairment	(113)	189	(135)	189
Net income	2,647	3,427	11,556	6,620

EBITDA	4,534	4,004	21,239	14,761
EBITDA Margin	28.9%	29.6%	35.4%	31.8%

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Table 7: Statement of Financial Situation - Balance Sheet

COP Billion	December 31, 2018	December 31, 2017	∆ (%)
Current assets
Cash and cash equivalents	2,259	4,357	(48.2)%
Trade and other receivables	7,642	6,158	24.1%
Inventories	3,459	3,232	7.0%
Current tax assets	827	399	107.3%
Other financial assets	6,611	5,196	27.2%
Other assets	840	777	8.1%
	21,638	20,119	7.6%
Non-current assets held for sale	24	23	4.3%
Total current assets	21,662	20,142	7.5%

Non-current assets
Investments in associates and joint ventures	45,142	42,710	5.7%
Trade and other receivables	576	698	(17.5)%
Property, plant and equipment	21,041	19,961	5.4%
Natural and environmental resources	19,384	17,080	13.5%
Intangibles	250	242	3.3%
Deferred tax assets	2,309	2,856	(19.2)%
Other financial assets	2,402	3,054	(21.3)%
Other non-current assets	996	806	23.6%
Total non-current assets	92,100	87,407	5.4%

Total assets	113,762	107,549	5.8%

Liabilities
Current liabilities
Loans and borrowings	2,588	4,296	(39.8)%
Trade and other payables	7,683	6,178	24.4%
Provision for employees benefits	1,761	1,788	(1.5)%
Current tax liabilities	517	540	(4.3)%
Accrued liabilities and provisions	744	343	116.9%
Other liabilities	282	202	39.6%
Total current liabilities	13,575	13,347	1.7%

Non-current liabilities
Loans and borrowings	30,706	34,844	(11.9)%
Provision for employees benefits	6,790	6,502	4.4%
Deferred tax liabilities	144	148	(2.7)%
Accrued liabilities and provisions	5,314	4,795	10.8%
Other long-term liabilities	19	14	35.7%
Total non-current liabilities	42,973	46,303	(7.2)%

Total liabilities	56,548	59,650	(5.2)%

Equity
Equity attributable to owners of the Company	57,214	47,899	19.4%
Total Equity	57,214	47,899	19.4%

Total liabilities and equity	113,762	107,549	5.8%

39